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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-88344

P R O S P E C T U S    S U P P L E M E N T
 (To Prospectus Dated October 31, 2002)

$115,000,000
UNITED STATES CELLULAR CORPORATION
8.75% Senior Notes due 2032

        We are offering $115,000,000 of 8.75% Senior Notes due 2032, which we refer to as the "Notes". The Notes will be our senior obligations and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness, except as described herein. We will pay interest on the Notes on February 1, May 1, August 1 and November 1 of each year. The first such payment will be on February 1, 2003. We may redeem the Notes, in whole or in part, at any time on and after November 7, 2007 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. The Notes will be issued in minimum denominations of $25 and integral multiples thereof.

        We intend to list the Notes on the New York Stock Exchange and expect trading in the Notes on the New York Stock Exchange to begin within 30 days after the original issue date. The Notes are expected to trade "flat," meaning that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the Notes that is not included in the trading price.

        Investing in the Notes involves risks. See "Risk Factors" beginning on page S-12.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the related Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Notes	Total
Public Offering Price	100.00%	$115,000,000
Underwriting Discount	3.15%	$3,622,500
Proceeds to U.S. Cellular (before expenses)	96.85%	$111,377,500

        The public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from November 7, 2002 and must be paid by the purchaser if the Notes are delivered after November 7, 2002.

        We have granted the Underwriters an option to purchase up to an additional $17,250,000 aggregate principal amount of Notes.

        The underwriters are severally underwriting the Notes being offered. The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in Chicago, Illinois on November 7, 2002.

Joint Book-Running Managers

Merrill Lynch & Co.	Morgan Stanley	UBS Warburg

Wachovia Securities

October 31, 2002

        You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

        Except as otherwise stated, in this Prospectus Supplement, "U.S. Cellular," the "Company," "we," "us" and "our" refer to United States Cellular Corporation and its subsidiaries and consolidated affiliates and joint ventures.

ALTERNATIVE SETTLEMENT DATE

        It is expected that delivery of the Notes will be made on or about the date specified on the cover page of this Prospectus Supplement, which will be the fifth business day following the date of this Prospectus Supplement. Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade Notes on the date of this Prospectus Supplement or the next succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of Notes who wish to trade Notes on the date of this Prospectus Supplement or the next succeeding business day should consult their own advisors.

FORWARD LOOKING STATEMENTS

        This Prospectus Supplement and the documents incorporated by reference herein contain statements that are not based on historical fact, including statements with the words "believes," "anticipates," "intends," "expects," and similar words. These statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

  •
  Increases in the level of competition in the markets in which we operate could adversely affect our revenues or increase our costs to compete.

  •
  Advances or changes in telecommunications technology could render certain technologies used by us obsolete.

  •
  Changes in the telecommunications regulatory environment could adversely affect our financial condition or results of operations.

  •
  Changes in the supply or demand of the market for wireless licenses, increased competition, adverse developments in our business or the wireless industry and/or other factors could result in an impairment of the value of our investment in licenses and/or goodwill, which may require us to write down the value of such assets.

  •
  Settlements, judgments, restraints on our current manner of doing business and/or costs resulting from pending and future litigation could have an adverse effect on our financial condition, results of operations or ability to do business.

  •
  Costs, integration problems or other factors associated with acquisitions/divestitures of properties and or licenses could have an adverse effect on our financial condition or results of operations.

  •
  Changes in growth in the number of wireless customers, average revenue per unit, penetration rates, churn rates, roaming rates and the mix of products and services offered in wireless markets could have an adverse effect on our operations.

  •
  Continued depressed market values, continued declines thereof or other events evidencing an impairment in the value of our investments in available-for-sale marketable equity securities that are other than temporary may require us to write down the value of such securities and recognize a loss on our income statement.

  •
  Changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to us, which could require us to reduce our construction, development and acquisition programs.

  •
  Changes in general economic and business conditions, both nationally and in the regions in which we operate, could have an adverse effect on our business.

        Investors are encouraged to consider these and other risks and uncertainties that are discussed in this Prospectus Supplement, the accompanying Prospectus and the documents filed by U.S. Cellular with the Securities and Exchange Commission and incorporated by reference herein. We undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

SUMMARY

        The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial information appearing elsewhere in or incorporated by reference into this Prospectus Supplement.

Business Summary

        We are the eighth largest wireless communications provider in the United States, based on the number of customers that we serve in our consolidated markets. As of June 30, 2002, we provided wireless services in 25 states and served approximately 17% of the geography and approximately 9% of the population of the United States:

  •
  Our customer base was 3,547,000 at June 30, 2002. Approximately 76% of our customers used digital services as of June 30, 2002. Average penetration in our consolidated markets was 12.88% at June 30, 2002.

  •
  We had 2001 total revenues, operating income, operating cash flow (operating income plus depreciation and amortization of intangibles) and net income of $1.9 billion, $317 million, $618 million and $174 million, respectively.

  •
  We operate eight market clusters, each of which covers a total population of more than one million and four of which cover a total population of more than two million each. We have interests in wireless markets totalling 31.0 million population equivalents, 93% of which are in majority-owned markets that are consolidated and 7% of which are in minority-owned markets in which we have an investment interest.

Recent Financial Results

        Quarter Ended September 30, 2002: On October 16, 2002, we reported service revenues of $561.2 million for the quarter ended September 30, 2002, an increase of 17% over $479.3 million in the quarter ended September 30, 2001. Operating income decreased 30%, to $64.7 million in the third quarter of 2002 compared to $92.7 million in the third quarter of 2001. Operating cash flow (operating income plus depreciation and amortization of intangibles) decreased 1%, to $167.6 million in the third quarter of 2002 compared to $170.0 million in the third quarter of 2001. Customer units increased to 3,943,000 at September 30, 2002, a 17% increase over customer units at September 30, 2001.

        Service revenues for the nine months ended September 30, 2002 were $1,523.5 million, up 11.7% from $1,364.4 million in the comparable period a year ago. Operating income decreased 0.5%, to $243.6 million in the nine months ended September 30, 2002 from $244.8 million in the nine months ended September 30, 2001. Operating cash flow increased 6.3% to $495.6 million in the nine months ended September 30, 2002 from $466.4 million in the nine months ended September 30, 2001.

        U.S. Cellular adopted Statement of Financial Accounting Standards ("SFAS") No. 142 effective January 1, 2002, and ceased the amortization of license costs and goodwill on that date. For the three months ended September 30, 2001, amortization of license costs and goodwill included in U.S. Cellular's amortization of intangibles caption totaled $9.1 million. The aggregate net after-tax effect of ceasing amortization increased net income for the third quarter by $6.8 million.

        On August 7, 2002, we completed the acquisition of Chicago 20MHz, LLC from PrimeCo Wireless Communications LLC. This includes a 20 megahertz license covering a population of 13.2 million in four states. For the portion of the third quarter subsequent to the acquisition, the Chicago property contributed $26.4 million of service revenue and $1.8 million of equipment sales revenue to U.S. Cellular's operating results. Operating cash flow totaled $1.6 million and total customers were 305,000 with an Average Revenue per Unit, or ARPU, of $46.83.

        During the third quarter of 2002, we recorded a pre-tax writedown of $34.2 million ($21.8 million after-tax) of the value of notes receivable related to the sales in 2000 of certain minority interests. The value of these notes is based on the market value of the underlying interests sold. A recent valuation of those interests indicated a lower market value than the carrying value on our balance sheet, and a writedown was recorded in the third quarter to reflect the current market value.

        Net customer unit activations from distribution channels in U.S. Cellular's existing markets, excluding Chicago, totaled 91,000 in the third quarter of 2002, compared to 85,000 activations generated during the same quarter of 2001. During the quarter, U.S. Cellular added 320,000 customers, which are not included in the 91,000 net additions noted above, from the acquisition of Chicago 20MHz. Subsequent to the acquisition, Chicago 20MHz lost 15,000 net customers during the third quarter.

        Monthly retail revenue per customer increased 8% year-over-year, to $38.95 in the third quarter of 2002 compared to $36.06 in the same period a year ago.

        In the third quarter of 2002, U.S. Cellular incurred a $15 million charge ($8.4 million net of tax) related to the reduction in net book value of certain older fixed assets. This charge is reflected as depreciation expense.

Our Strategy

        Our objectives are to become the leading provider of wireless communications services in the markets we serve and to drive profitable growth by delivering exceptional customer service. We intend to achieve these objectives by pursuing the following business strategies (statistical information presented below is as of June 30, 2002 and thus does not include the Chicago 20MHz market):

  •
  Target Core Markets: Regional Clusters. Our business development strategy is to operate controlling interests in cellular and PCS market licensees in areas adjacent to or in proximity to our other markets, thereby building clusters of operating markets. We focus our clusters in selected geographic areas throughout the United States where we can efficiently integrate and manage wireless systems. We currently operate regional market clusters of adjacent wireless systems with approximately 45% of our customers located in the five-state area of Wisconsin, Iowa, Illinois, Indiana and Missouri. Larger service areas enable our customers to benefit by permitting them to make outgoing calls and receive incoming calls within such areas without roaming restrictions or additional charges. In addition, clustering also provides us with economies in our capital and operating costs.

  •
  Deliver Outstanding Customer Service. Customer satisfaction is the key differentiating factor in our business strategy. We operate six regional customer care centers, whose personnel are responsible for customer service, customer care, collections and some telemarketing activities. In addition, during the past year, we have taken several steps to increase customer satisfaction and to revitalize U.S. Cellular as a dynamic organization that is committed to ensuring that all customers and potential customers have a positive experience when interacting with us.

  •
  Grow Revenues. Our marketing plan to grow revenues is centered around continued penetration of our market clusters, expanding our clusters' service territories where economically justified, rolling out new products and services in our markets, increasing customer awareness of the "U.S. Cellular" brand and reducing churn. We seek to increase and maintain market share and revenues by brand recognition and brand association with customer satisfaction.

  •
  Benefit from Broad Local Distribution. We operate 450 retail stores and kiosks to make doing business with us convenient. We benefit from a wide network of local dealers who sell our services and products through their stores located in our markets. Our retail stores also provide local customer service for those customers who desire to do business in person.

  •
  Operate a Superior, High Quality Network. We are committed to developing and operating a superior, high quality CDMA network. We believe this network and technology will enable us to provide extensive coverage within our regions and consistent quality performance, which will result in the highest level of customer satisfaction.

  •
  Make Acquisitions. We may make acquisitions in markets that will complement or strengthen our current service territories. Management continues to evaluate entering markets that are either adjacent to our current operations, which would expand our current clusters, or that are in territories in which we currently operate, which would add spectrum capacity to those operations. Currently 90% of our cellular interests are in markets where we are the operator or expect to manage. As the number of opportunities for outright acquisitions has decreased in recent years, and as our clusters have grown, our focus has shifted to include exchanges and divestitures of managed and investment interests which are considered less essential to our clustering strategy.

U.S. Cellular Footprint

        The following table summarizes, by market cluster, the total population, our customer units and penetration for our majority-owned markets that were operational as of June 30, 2002 and thus does not include the Chicago 20MHz market.

Operating Clusters (1)	Population	Customers	Penetration (2)
Midwest Regional Market Cluster	10,607,000	1,581,000	14.91%
Mid-Atlantic Regional Market Cluster	5,310,000	558,000	10.51
Northwest Regional Market Cluster	2,639,000	346,000	13.11
Texas/Oklahoma/Missouri/Kansas Regional Market Cluster	2,250,000	311,000	13.82
Florida/Georgia Regional Market Cluster	1,806,000	169,000	9.36
Maine/New Hampshire/Vermont Regional Market Cluster	1,751,000	278,000	15.88
Eastern Tennessee/Western North Carolina Regional Market Cluster	1,377,000	170,000	12.35
Southern Texas Market Cluster	1,326,000	78,000	5.88
Other Markets	482,000	56,000	11.62

	27,548,000	3,547,000	12.88%

(1)
Based on 2001 Claritas population estimates.

(2)
Penetration is computed by dividing the number of customer units at the end of the period by the total population of markets in service as estimated by Claritas for 2001. Penetration is calculated based on both cellular and PCS markets. If only cellular markets were used in the calculation, penetration would be 13.34%.

        We are a limited partner in a consolidated joint venture which was a successful bidder for certain PCS licenses in the January 2001 FCC spectrum auction. The joint venture has deposits with the FCC for 12 licenses in nine markets that are the subject of a dispute. See "Management's Discussion and Analysis of Results of Operations and Financial Condition — Acquisitions and Divestitures — Pending Transactions" in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2001 incorporated by reference herein. Due to the uncertainty surrounding the eventual ownership of these licenses, they are not included in our ownership interests as of December 31, 2001. The FCC has recently proposed permitting successful bidders to opt-out of the applications for such licenses, but the joint venture has not determined if it would exercise any opt-out rights if granted by the FCC. The joint venture had deposits with the FCC totaling $56.1 million (classified as a current asset at December 31, 2001) relating to such licenses. Pending the outcome of this matter, in May 2002 the FCC refunded $47.6 million, representing 85% of the $56.1 million deposit.

        On August 7, 2002, we completed the acquisition of Chicago 20MHz, LLC from PrimeCo Wireless Communications LLC. This includes a 20 megahertz license covering a population of 13.2 million in four states. As of August 7, 2002, Chicago 20MHz served approximately 320,000 customers, representing a penetration rate of approximately 2.5% based on 2001 Claritas population estimates for the licensed area of Chicago 20MHz. Subsequent to the acquisition, Chicago 20MHz lost 15,000 net customers during the third quarter.

        U.S. Cellular was incorporated in Delaware in 1983. Our executive offices are located at 8410 West Bryn Mawr Avenue, Suite 700, Chicago, Illinois 60631. Our telephone number is 773-399-8900. Our Common Shares are listed on the American Stock Exchange under the symbol "USM." Our 6% zero coupon convertible Liquid Yield Option Notes, or LYONs, are also listed on the American Stock Exchange under the symbol "USM.B." U.S. Cellular is a majority-owned subsidiary of Telephone and Data Systems, Inc. ("TDS"). TDS owns 82.2% of the combined total of our outstanding Common Shares and Series A Common Shares and controls 96.0% of the combined voting power of both classes of common stock.

The Offering

Issuer	United States Cellular Corporation
Securities Offered	$115,000,000 of 8.75% Senior Notes due 2032.
Maturity	The Notes will mature on November 1, 2032.
Interest Payment Dates	February 1, May 1, August 1 and November 1, beginning February 1, 2003.
Optional Redemption
We may redeem the Notes, in whole or in part, at any time on and after November 7, 2007 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. We are not required to establish a sinking fund to retire the Notes prior to maturity.
Ranking
The Notes are unsecured and unsubordinated obligations and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness. However, in certain circumstances the Notes may become effectively subordinated to the claims of the holders of certain other senior indebtedness of U.S. Cellular, including certain credit facilities and approximately $250 million of senior notes that are currently outstanding. See "Description of the Notes — Ranking" and "Description of Other Indebtedness." In addition, because U.S. Cellular is a holding company which conducts substantially all of its operations through subsidiaries, the right of U.S. Cellular, and therefore the right of creditors of U.S. Cellular, including the holders of the Notes, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary, except to the extent that claims of U.S. Cellular itself as a creditor of the subsidiary may be recognized.
Use of Proceeds
We expect to use the estimated $111 million in net proceeds from this offering, after deducting the underwriting discounts and estimated offering expenses that we will have paid, to repurchase a portion of the outstanding $175,000,000 aggregate principal amount of our 9% Series A Notes due 2032. See "Use of Proceeds."
Tax Consequences	See "Material Federal Income Tax Consequences" in this Prospectus Supplement for a discussion of the federal income tax consequences of the purchase, ownership and disposition of the Notes.

Selected Historical Financial Data

        The balance sheet data as of December 31, 2000 and 2001 and income statement data for each of the three years ended December 31, 1999, 2000 and 2001 are derived from the audited historical financial statements and related notes, which are incorporated by reference herein. Our previous independent public accountant, Arthur Andersen LLP, has not consented to the incorporation by reference of its reports on our financial statements in this Prospectus Supplement. In addition, Arthur Andersen has not performed any procedures in connection with this Prospectus Supplement or the registration statement of which this Prospectus Supplement is a part. See "Risk Factors — Purchasers of the Notes may be unable to obtain recoveries from Arthur Andersen with respect to its audits of our financial statements," "Experts" and "Change in Accountants" in the Prospectus. The balance sheet data as of December 31, 1997, 1998 and 1999 and income statement data for the years ended December 31, 1997 and 1998 are derived from audited historical financial statements and related notes, which are not included or incorporated by reference herein. The income statement and balance sheet data as of June 30, 2002 and 2001 and for the six months then ended are derived from the historical unaudited financial statements and related notes, which are incorporated by reference herein, and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results of operations for the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year.

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(Dollars in thousands, except per share amounts)
Income Statement Data:
Service revenue	$969,149	$1,276,522	$1,525,660	$1,653,922	$1,826,385	$885,121	$962,266
Equipment sales revenue	23,974	39,013	50,769	62,718	68,445	29,937	43,864

Total revenue	993,123	1,315,535	1,576,429	1,716,640	1,894,830	915,058	1,006,130
Operating expenses (excluding depreciation and amortization)	731,201	932,681	1,090,615	1,158,629	1,276,960	618,602	678,074
Depreciation and amortization expense	132,379	206,779	229,972	265,698	300,658	144,347	149,161

Operating income	129,543	176,075	255,842	292,313	317,212	152,109	178,895
Investment income, net of related amortization expense	75,037	41,412	29,188	42,362	41,208	16,641	17,748
Gain (loss) on cellular and other investments	30,318	215,154	266,744	96,075	—	—	(244,699)
Other income (expense), net (1)	2,249	1,282	9,483	(16,977)	8,081	6,105	4,039
Interest Expense	29,362	39,772	38,099	36,608	35,164	17,523	17,687

Income (loss) before income taxes and minority interest	207,785	394,151	523,158	377,165	331,337	157,332	(61,704)
Income taxes expense (benefit)	83,948	171,165	215,252	171,968	147,315	64,426	(20,148)
Minority share of income	(12,298)	(6,039)	(7,148)	(7,629)	(10,146)	(5,149)	(3,654)

Income (loss) before cumulative effect of accounting change	111,539	216,947	300,758	197,568	173,876	87,757	(45,210)
Cumulative effect of accounting change, net of tax (2)	—	—	—	(4,661)	—	—	—
Net income (loss)	$111,539	$216,947	$300,758	$192,907	$173,876	$87,757	$(45,210)
Weighted average Common and Series A Common Shares — Basic (000s)	86,346	87,323	87,478	86,355	86,200	86,150	86,068
Weighted average Common and Series A Common Shares — Diluted (000s)	93,457	94,430	94,879	90,874	89,977	90,215	86,068
Earnings per share — Basic
Before cumulative effect	$1.29	$2.48	$3.44	$2.28	$2.02	$1.02	$(0.53)
Cumulative effect	—	—	—	(0.05)	—	—	—

Net income (loss)	1.29	2.48	3.44	2.23	2.02	1.02	(0.53)
Earnings per share — Diluted
Before cumulative effect	1.29	2.39	3.28	2.27	1.99	1.01	(0.53)
Cumulative effect	—	—	—	(0.05)	—	—	—

Net income (loss)	$1.29	$2.39	$3.28	$2.22	$1.99	$1.01	$(0.53)

As Adjusted Income Statement Data (3):
Income (loss) before cumulative effect of accounting change	NA	NA	$300,758	$197,568	$173,876	$87,757	$(45,210)
Effect of amortization net of tax and minority interest:
Licenses	NA	NA	16,539	16,507	16,102	8,111	—
Goodwill	NA	NA	7,023	6,963	9,743	4,320	—
Equity method goodwill	NA	NA	829	949	516	246	—

			24,391	24,419	26,361	12,677	—
As adjusted income (loss) before cumulative effect of accounting change	NA	NA	325,149	221,987	200,237	100,434	(45,210)
Cumulative effect of accounting change, net of tax (2)	NA	NA	—	(4,661)	—	—	—

As adjusted net income (loss)	NA	NA	$325,149	$217,326	$200,237	$100,434	$(45,210)
Earnings per share — Basic
Before cumulative effect	NA	NA	$3.44	$2.28	$2.02	$1.02	$(0.53)
Amortization of licenses	NA	NA	0.19	0.19	0.19	0.09	—
Amortization of goodwill	NA	NA	0.09	0.09	0.12	0.05	—
Cumulative effect	NA	NA	—	(0.05)	—	—	—

As adjusted net income (loss)	NA	NA	3.72	2.51	2.33	1.16	(0.53)
Earnings per share — Diluted
Before cumulative effect	NA	NA	3.28	2.27	1.99	1.01	(0.53)
Amortization of licenses	NA	NA	0.18	0.18	0.18	0.09	—
Amortization of goodwill	NA	NA	0.08	0.09	0.11	0.05	—
Cumulative effect	NA	NA	—	(0.05)	—	—	—

As adjusted net income (loss)	NA	NA	$3.54	$2.49	$2.28	$1.15	$(0.53)
Balance Sheet Data:
Cash and cash equivalents	$13,851	$51,975	$197,675	$124,281	$28,941	$6,776	$18,244
Investments:
Unconsolidated entities	200,654	136,391	124,573	137,474	159,454	142,785	170,929
Licenses, net (4)	739,849	842,797	809,452	857,608	858,791	852,801	877,195
Goodwill, net (4)	395,615	386,046	380,866	400,966	473,975	480,914	473,975
Marketable equity securities (5)	—	300,754	540,711	377,900	272,390	246,609	140,235
Property, plant and equipment, net	940,253	1,010,843	1,071,005	1,145,623	1,419,341	1,295,186	1,522,334
Total assets	2,565,300	3,075,827	3,534,239	3,501,177	3,759,157	3,480,415	3,725,363
Notes payable	1,302	—	—	—	—	—	—
Revolving credit facility	—	—	—	55,000	264,000	96,000	15,000
Long-term debt	515,330	531,487	546,322	448,817	403,156	423,529	567,236
Common shareholders' equity	$1,629,320	$1,950,230	$2,274,641	$2,214,571	$2,335,669	$2,248,854	$2,370,339
Other Data:
Operating cash flow (6)	$261,922	$382,854	$485,814	$558,011	$617,870	296,456	$328,056
Operating cash flow margin (7)	27.0%	30.0%	31.8%	33.7%	33.8%	33.5%	34.1%
Capital expenditures	$318,748	$320,417	$277,450	$305,147	$503,334	$252,132	$256,774
Customers	1,710,000	2,183,000	2,602,000	3,061,000	3,461,000	3,294,000	3,547,000
Penetration (8)	7.15%	8.96%	10.47%	12.29%	13.48%	12.83%	12.88%
Total population (000s)	23,900	24,370	24,861	24,912	25,670	25,670	27,548
Post-pay churn rate per month	1.9%	1.9%	1.9%	1.8%	1.7%	1.7%	1.8%
Average monthly service revenue per customer	$61.56	$55.23	$53.71	$49.20	$46.28	$46.00	$45.82
Ratio of earnings to fixed charges (9)	5.84x	8.77x	11.74x	8.25x	7.24x	7.17x	(10)

(1)
We adopted Statement of Financial Accounting Standards ("SFAS") No. 145 "Rescission of SFAS No. 4, 44 and 64 and Technical Corrections" in the second quarter of 2002 and, as a result, no longer report the retirement of Liquid Yield Option Notes, or LYONs, as an extraordinary item. The extraordinary items for the years ended December 31, 2000, 2001 and for the six months ended June 30, 2001 of $36.9 million, $7.0 million and $5.2 million, respectively, have been reclassified to Other income (expense), net in the statement of operations to conform with SFAS No. 145.

(2)
Effective January 1, 2000, we changed our method of accounting for certain activation fees charged to our customers when initiating service through our retail and direct channels and reconnect fees charged to our customers when resuming service after suspension. This accounting change is in compliance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Based upon this guidance, we recognize these fees as revenues ratably over the average customer service periods (ranging from six to forty-eight months). Prior to implementing SAB No. 101, we recorded these fees as operating revenues in the period they were charged to the customer.

(3)
We adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002, and no longer amortize licenses and goodwill. Accordingly, no amortization expense was recorded on licenses and goodwill in the six months ended June 30, 2002 pursuant to SFAS No. 142. This section summarizes income for each of the periods listed above, as adjusted to exclude amortization in each period to show the effect as if SFAS 142 had been in effect for such period. "NA" means not adjusted.

(4)
In accordance with SFAS No. 142, we have amended our presentation of intangible assets to separately disclose certain investments in licenses and goodwill.

(5)
In the second quarter ending June 30, 2002 we recognized in our statement of operations an other than temporary investment loss of approximately $146 million, net of tax. The recognition of this loss has no impact on cash flows. We mark to market the value of our marketable equity securities on a regular basis so that our balance sheet always reflects the current market value of those securities. Management continues to review the valuation of the investments on a periodic basis.

(6)
Operating cash flow is defined as operating income plus depreciation and amortization expense. Operating cash flow is a key financial measure but should not be construed as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with generally accepted accounting principles. Operating cash flow is not a measure determined in accordance with generally accepted accounting principles. We believe that operating cash flow (otherwise reported as EBITDA) is a standard measure commonly reported and widely used by analysts and investors in the wireless communications industry. However, the method of computation may or may not be comparable to other similarly titled measures of other companies.

(7)
Operating cash flow margin is expressed as a percentage of service revenue.

(8)
This represents penetration for cellular markets and, beginning in 2002, includes PCS markets. Penetration is computed by dividing the number of customer units at the end of the period by the total population of markets in service as estimated by Donnelley Marketing Service (1996) for 1997 or Claritas (1997-2001) for 1998-2002.

(9)
For purposes of calculating this ratio, earnings consist of net income from continuing operations before income taxes, fixed charges, distributions from minority investments and amortization of capitalized interest, less equity in undistributed earnings of unconsolidated investments, minority interest in pretax income of subsidiaries that have not incurred fixed charges, capitalized interest and preferred dividend requirements. Fixed charges consist of interest expense, amortization of deferred debt expenses, estimated interest portion of rentals and preferred dividends of majority-owned subsidiaries. The ratios for the years of 2000, 2001 and the six months of 2001 have been restated to reflect the adoption of SFAS 145. The losses on retirement of LYONs, previously recorded as extraordinary items, have been reclassified to Other income (expense), net.

(10)
Earnings for the six months ended June 30, 2002 were insufficient to cover fixed charges by $79.8 million. In the first six months of 2002, we recognized a pre-tax loss on our investments in marketable equity securities of $244.7 million as a result of management's determination that unrealized losses with respect to the investments were other than temporary. Excluding this amount, the ratio of earnings to fixed charges for the six months ended June 30, 2002 would have been 7.37.

RISK FACTORS

        This Prospectus Supplement contains forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks and the risks set forth under the heading "Forward-Looking Statements" in this Prospectus Supplement and the Prospectus. You should carefully consider such risks and the other information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus.

Our level of indebtedness increased significantly as a result of our acquisition of Chicago 20MHz, which could adversely affect our financial performance and impact our ability to make payments on the Notes.

        Our level of indebtedness could have important consequences to the holders of the Notes. See "Capitalization." For example, it:

  •
  may limit our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations are revised downward;
  •
  will require us to dedicate a substantial portion of our cash flow from operations to the payment of interest and principal on our debt, reducing the funds available to us for other purposes including expansion through acquisitions, capital expenditures, marketing spending and expansion of our business; and
  •
  may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors.

        Our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and other factors beyond our control. In addition, our leverage may put us at a competitive disadvantage to some of our competitors that are not as leveraged.

We may not be able to comply with certain debt covenants, which could cause some of our other debt to become accelerated.

        Our existing credit facility, the indenture governing our Liquid Yield Option Notes, the indenture and other documents defining the rights of our 7.25% notes due August 15, 2007, the indenture and other documents defining the rights of the Notes and the new credit facility contain various covenants. See "Description of Other Indebtedness." Although we are currently in compliance and expect to continue to comply with these covenants, we cannot assure you that we will be able to do so. Restrictions contained in these and other debt instruments may limit our operating and financial flexibility. An event of default, including a failure to comply with any of such covenants and/or restrictions, could make some or all of such debt immediately due and payable. The acceleration of a material portion of our indebtedness could have a material adverse effect on our financial position.

You may not be able to resell the Notes purchased in this offering.

        There is no existing trading market for the Notes and we cannot make any assurance as to:

  •
  the development of an active trading market;
  •
  the liquidity of any trading market that may develop;
  •
  the ability of holders to sell their Notes; or
  •
  the price at which the holders would be able to sell their Notes.

        If a trading market were to develop, the future trading prices of the Notes will depend on many factors, including prevailing interest rates, our ratings published by major credit rating agencies, the market for similar securities and our financial performance.

Purchasers of the Notes may be unable to obtain recoveries from Arthur Andersen with respect to its audits of our financial statements.

        On March 14, 2002, our previous independent public accountant, Arthur Andersen LLP, was indicted on federal obstruction of justice charges arising from the federal government's investigation of Enron Corp. On June 15, 2002, a jury returned with a guilty verdict against Arthur Andersen following a trial. As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent public accountant. On May 23, 2002, we dismissed Arthur Andersen as our independent auditors, and engaged new independent auditors for 2002. However, we are incorporating in this Prospectus Supplement financial statements for 1999, 2000 and 2001 that were audited by Arthur Andersen. Purchasers of the Notes may be unable to obtain recoveries from Arthur Andersen with respect to its audits of U.S. Cellular's financial statements as a result of its conviction in the Enron matter. In addition, Arthur Andersen has not performed any procedures in connection with this Prospectus Supplement or the registration statement of which this Prospectus Supplement is a part and has not consented to the incorporation by reference of its reports in this Prospectus Supplement, and therefore, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein. See "Experts" and "Change in Accountants" in the Prospectus.

Failure to successfully integrate the business of Chicago 20MHz or other possible future acquisitions could adversely affect our financial performance and impact our ability to make payments on the Notes.

        There can be no assurance that the acquisition of Chicago 20MHz will generate the anticipated business opportunities and synergies. In addition, in the future and as part of our operating strategy, we may expand our territory through the acquisition of other wireless communications providers. These transactions commonly involve a number of risks, including the:

  •
  risk that the acquired business will not achieve the results we expect;
  •
  risk that we may not realize any anticipated cost savings and revenue growth;
  •
  difficulty of assimilating acquired operations and personnel;
  •
  diversion of management's attention;
  •
  disruption of ongoing business;
  •
  impact on our cash and available credit lines for use in financing future growth and working capital needs;
  •
  inability to retain key personnel;
  •
  inability to successfully incorporate acquired assets and rights into our service offerings;
  •
  inability to maintain uniform standards, controls, procedures and policies; and
  •
  impairment of relationships with employees, customers or vendors.

        Failure to overcome these risks or any other problems encountered in these transactions could have a material adverse effect on our business. In connection with possible future acquisitions, we may also incur additional debt, which could have an adverse effect on the market value of the Notes.

Significant competition in the wireless communications services industry may result in our competitors offering new or better products and services or lower prices, which could have a material adverse effect on our profitability.

        Competition in the wireless communications industry is intense. We anticipate that competition will cause the prices for wireless products and services to decline in the future. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry.

        Some of our competitors are larger than us, possess greater resources and more extensive coverage areas, and may market other services, such as landline telephone service, cable television and internet access, with their wireless communications services. Furthermore, there has been a recent trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, reorganizations and acquisitions. We expect this consolidation to lead to larger competitors over time. We may be unable to compete successfully with larger companies that have substantially greater resources or that offer more services than we do.

Alternative technologies and current uncertainties in the wireless market may reduce demand for our services.

        The wireless communications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Technological advances and industry changes could cause the technology used on our network to become obsolete. We may not be able to respond to such changes and implement new technology on a timely basis, or at an acceptable cost.

        If we cannot keep pace with these technological changes or changes in the wireless communications market based on the effects of consolidation, the technology used on our network or our business strategy may become obsolete. In addition, wireless carriers are seeking to implement an upgrade to CDMA 1XRTT, as well as "third generation," or "3G," technology throughout the industry. The 3G technology has the potential for high-speed, always-on Internet connectivity and high-quality video and audio. We cannot assure you that we can implement CDMA 1XRTT or 3G technology successfully or on a cost-effective basis.

Regulation by government and taxing agencies may increase our costs of providing service or require us to change our services, either of which could impair our financial performance.

        Our operations are subject to varying degrees of regulation by the Federal Communications Commission, state public utility commissions and other federal, and state and local regulatory agencies and legislative bodies. Adverse decisions or regulation of these regulatory bodies could negatively impact our operations by among other things, increasing our costs of doing business, permitting greater competition or limiting our ability to engage in certain sales or marketing activities.

Use of hand-held phones may pose health risks, which could result in the reduced use of wireless services or liability for personal injury claims.

        Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation. Any resulting decreases in demand for wireless services, or costs of litigation and damage awards, could impair our ability to sustain profitability.

Regulation by government or potential litigation relating to the use of wireless phones while driving could adversely affect our results of operations.

        Some studies have indicated that some aspects of using wireless phones while driving may impair drivers' attention in certain circumstances, making accidents more likely. These concerns could lead to potential litigation relating to accidents, deaths or serious bodily injuries, or to new restrictions or government regulations that restrict or prohibit wireless phone use, any of which could have a material adverse effect on our results of operations.

Our business and results of operations could be adversely affected if the financial difficulties of our key equipment vendors result in any delay or termination of our receipt of equipment or services.

        We depend upon certain vendors to provide us with equipment and services that we need to continue our network build-out and upgrade and operate our business. Certain of these vendors have recently experienced financial difficulties. If these vendors fail to provide equipment or services to us on a timely basis or cease to provide such equipment or services, we may be unable to provide services to our customers in a competitive manner or continue to maintain and upgrade our network. Accordingly, the financial difficulties of our key equipment vendors could have a material adverse effect on our business and results of operations.

Management anticipates that the rate of growth in inbound roaming minutes and inbound roaming revenue per minute will decline.

        Our revenue growth could be adversely affected by changes in factors which impact our inbound roaming revenue stream, including those listed in the following sentence. Our service revenues primarily consist of: (1) charges for access, airtime and value-added services provided to our retail customers; (2) charges to customers of other systems who use our cellular systems when roaming, which we refer to as "inbound roaming"; and (3) charges for long-distance calls made on our systems. Historically, inbound roaming revenues have accounted for approximately 10% to 20% of our total service revenues. Management anticipates that the rate of growth in inbound roaming minutes of use will be reduced in the future because newer customers tend to roam less than existing customers, reflecting further penetration of the consumer market; and, as new wireless operators begin service in our markets, our roaming partners could switch their business to these new operators. Management also anticipates that average inbound roaming revenue per minute of use will continue to decline, reflecting the continued general downward trend in negotiated rates.

        Once the conversion of our network to CDMA is complete, certain of our significant roaming partners will be using a different digital radio technology than U.S. Cellular. This could adversely impact usage from those carriers' customers on our network. Changes in roaming usage patterns, per minute roaming rates and relationships with carriers whose customers generate roaming minutes of use on our network all could have an adverse effect on our revenues and revenue growth.

USE OF PROCEEDS

        The net proceeds to be received by us from the offering, after deducting underwriting discounts and estimated expenses, are estimated to be approximately $111 million. We expect to use the net proceeds from the offering to repurchase a portion of our 9% Series A Notes due 2032 that were issued to PrimeCo Wireless Communications to finance a portion of the purchase price of our acquisition of Chicago 20MHz. We issued $175,000,000 in aggregate principal amount of such notes, which have an interest rate of 9% and mature in 2032. The purchase price for such notes will be the aggregate principal amount of such notes purchased together with accrued but unpaid interest thereon less the amount of certain costs of this offering that will be reimbursed by the sellers of those notes (approximately $4 million, including the underwriting discounts of this offering).

CAPITALIZATION

        The following table sets forth our cash and cash equivalents, short-term debt and capitalization at June 30, 2002: (i) on an actual basis, (ii) on an adjusted basis to give effect to the issuance of $175 million aggregate principal amount of 9% Series A Notes due 2032, completion of the acquisition of Chicago 20MHz for a purchase price of $607.3 million, borrowings of $105 million from TDS and borrowings under our existing revolving credit facility in the amount of $327.3 million, and (iii) on a pro forma as adjusted basis to give effect to the sale of the Notes offered hereby in the aggregate principal amount of $115 million, and $114.8 million of such amount to repurchase the 9% Series A Notes due 2032 after the payment of an estimated $200,000 of net expenses that will not be reimbursed by the holders of Series A Notes. The table should be read in conjunction with our financial statements, the notes to our financial statements and the other financial data included in or incorporated by reference into this Prospectus Supplement and the Prospectus. See "Summary" and "Use of Proceeds" in this Prospectus Supplement and "Where You Can Find More Information" in the Prospectus.

	June 30, 2002
	Actual	As adjusted	Pro forma as adjusted
	(Dollars in thousands)
Cash and cash equivalents	$18,244	$18,244	$18,244

Short-term debt:
Existing Revolving Credit Facility	$15,000	$342,250	$342,250
New Credit Facility	—	—	—

Total short-term debt	$15,000	$342,250	$342,250

Long-term debt:
6% Zero Coupon Convertible LYONs	$144,274	$144,274	$144,274
7.25% Notes due August 15, 2007	250,000	250,000	250,000
9% Series A Notes due 2032	—	175,000	60,200
Notes offered hereby	—	—	115,000
Variable Prepaid Forward Contract	159,962	159,962	159,962
Long-term debt-affiliates	—	105,000	105,000
Other	13,000	13,000	13,000

Total long-term debt	567,236	847,236	847,436

Total debt	$582,236	$1,189,486	$1,189,686

Stockholders' equity:
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued and outstanding 55,046,268 shares	$55,046	$55,046	$55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,005,877 shares	33,006	33,006	33,006
Additional Paid-in Capital	1,307,313	1,307,313	1,307,313
Treasury Shares, at cost, 1,987,419 shares	(118,999)	(118,999)	(118,999)
Accumulated Other Comprehensive (Loss)	(1,859)	(1,859)	(1,859)
Retained Earnings	1,095,832	1,095,832	1,095,832

Total stockholders' equity	$2,370,339	$2,370,339	$2,370,339

Total Capitalization	$2,952,575	$3,559,825	$3,560,025

DESCRIPTION OF THE NOTES

General

        We provide information to you about the Notes in two separate documents:

  •
  the accompanying Prospectus and

  •
  this Prospectus Supplement.

        The following statements about the Notes are summaries and are subject to, and qualified in their entirety by reference to, the Prospectus and the Indenture referred to in the Prospectus. See "Description of Debt Securities" in the Prospectus for additional information concerning the Notes and the Indenture. The following statements, therefore, do not contain all the information that may be important to you. Not all the defined terms used in this Prospectus Supplement are defined in this Prospectus Supplement. You should refer to the Prospectus or Indenture for the definitions of certain terms.

        The Notes

  •
  will be issued under the Indenture, dated as of June 1, 2002, as amended or supplemented from time to time, between U.S. Cellular and BNY Midwest Trust Company, as Trustee, and will be a specific series of debt securities that will be established by a supplemental indenture between U.S. Cellular and the Trustee,

  •
  will be our unsecured and unsubordinated obligations, except as described under "Description of the Notes—Certain Covenants of U.S. Cellular" below,

  •
  will rank equally and ratably with all of our other existing and future unsecured and unsubordinated indebtedness, except as described under "Description of the Notes—Ranking" below,

  •
  will mature on November 1, 2032,

  •
  will be issued in minimum denominations of $25 and integral multiples thereof, and

  •
  will be redeemable at our option, in whole or in part, at any time on and after, November 7, 2007 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date.

        The Notes are expected to be listed on the New York Stock Exchange.

        Because U.S. Cellular is a holding company which conducts substantially all of its operations through subsidiaries, the right of U.S. Cellular, and therefore the right of creditors of U.S. Cellular, including the holders of the Notes, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary, except to the extent that claims of U.S. Cellular itself as a creditor of the subsidiary may be recognized.

Quarterly Payments

        Interest on the Notes will accrue from November 7, 2002 at a rate of 8.75% per annum and will be payable initially on February 1, 2003 and thereafter quarterly on May 1, August 1, November 1 and February 1 of each year, each an "Interest Payment Date". On an Interest Payment Date, interest will be paid to the persons in whose names the Notes were registered as of the record date. With respect to any Interest Payment Date, while the Notes remain in book-entry form the record date will be one Business Day prior to the relevant Interest Payment Date.

        The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year. The amount of interest payable for any period shorter than a full quarterly interest period will be computed on the basis of the number of days elapsed in a 90-day quarter of three 30-day months. If any Interest Payment Date falls on a Saturday, Sunday, legal holiday or a day on which banking institutions in the City of New York are authorized by law to close, then payment of interest will be made on the next succeeding business day and no additional interest will accrue because of the delayed payment, except that, if such business day is in the next succeeding calendar year, such payment shall be made on the immediately preceding business day, with the same force and effect as if made on such date.

Redemption and Repayment

        The Notes will be redeemable at our option, in whole or in part, at any time on and after November 7, 2007 upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. Additionally, we may at any time repurchase Notes at any price in the open market and may hold, resell or surrender such Notes to the Trustee for cancellation. You will not have the right to require us to repay Notes prior to maturity. The Notes are not subject to any sinking fund provision.

Additional Event of Default

        In addition to the Events of Default described in the Prospectus, the terms of the Notes provide the following circumstance will be an Event of Default:

  •
  an event of default occurs under any instrument under which there is outstanding, or by which there may be secured or evidenced, any indebtedness of U.S. Cellular for money borrowed, other than non-recourse indebtedness, which results in acceleration of, or non-payment at maturity, after giving effect to any applicable grace period, of such indebtedness in an aggregate amount exceeding 2% of U.S. Cellular's Consolidated Assets, and

  •
  U.S. Cellular shall have failed to cure such default or to discharge such indebtedness within ten days after notice thereof to U.S. Cellular by the Trustee or to U.S. Cellular and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then Outstanding.

        Notwithstanding the foregoing, no such Event of Default will exist as long as U.S. Cellular is contesting any such default or acceleration in good faith and by appropriate proceedings.

Certain Covenants of U.S. Cellular

        Under the Supplemental Indenture establishing the Notes, U.S. Cellular has agreed that it will not engage in certain transactions, as described below. Certain capitalized terms used below and in such Supplemental Indenture, not including terms defined in the Indenture, are defined at the end of this section.

        Limitation on Secured Debt.    U.S. Cellular will not create or incur any Secured Debt without in either case effectively providing that the Notes, together with, if U.S. Cellular will so determine, any other Debt of or guaranteed by U.S. Cellular ranking equally with the Notes, will be secured equally and ratably with or prior to such Secured Debt, with certain stated exceptions.

        These exceptions permit:

  1.
  Secured Debt on acquired property, including Secured Debt:

  a.
  in respect of Liens on property existing at the time such property is acquired by U.S. Cellular,

    b.
    in respect of Liens created upon or within 270 days following the acquisition or construction of property, including any improvements to existing property, to secure the payment of all or part of the purchase price thereof, or

    c.
    incurred by U.S. Cellular prior to, at the time of or within 270 days following the acquisition of property which is subject to a related Lien, which Secured Debt is incurred for the purpose of financing all or part of the purchase price thereof.

            In general, this exception applies only to Liens on acquired property, and does not apply to Liens on any other property then owned by U.S. Cellular.

  2.
  Secured Debt in respect of Liens on acquired property of a Person:

  a.
  existing at the time such Person is merged into or consolidated with U.S. Cellular or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to U.S. Cellular,

  b.
  resulting from such merger, consolidation, sale, lease or disposition by virtue of any Lien on property granted by U.S. Cellular prior to and unrelated to such merger, consolidation, sale, lease or disposition which applies to after-acquired property of U.S. Cellular, or

  c.
  resulting from such merger, consolidation, sale, lease or disposition pursuant to a Lien or contractual provision granted or entered into by such Person prior to such merger, consolidation, sale, lease or disposition, and not at the request of U.S. Cellular.

            Any such Lien referred to in clause a does not apply to any property of U.S. Cellular other than the property subject thereto at the time such Person or properties were acquired and any such Lien referred to in clause b or c does not apply to any property of U.S. Cellular other than the property so acquired.

  3.
  Liens existing at the date of the Supplemental Indenture.

  4.
  Liens in favor of a government or governmental entity to secure partial progress, advance or other payments, or other obligations, or to secure any Debt incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to such Lien.

  5.
  Liens arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation, which Lien is required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege, franchise, license or permit.

  6.
  Liens for taxes, assessments or governmental charges or levies not yet delinquent or governmental charges or levies already delinquent, the validity of which charge or levy is being contested in good faith and for which any reserves required in accordance with generally accepted accounting principles have been established.

  7.
  Liens, including judgment liens, arising in connection with legal proceedings so long as such proceeding are being contested in good faith and, in the case of judgment liens, execution thereon is stayed and for which any reserves required in accordance with generally accepted accounting principles have been established.

  8.
  Liens on equity interests of Rural Cellular Corporation, Vodafone Group plc or in any other Person that U.S. Cellular does not Control.

  9.
  Liens upon or involving any property or assets now owned or from time to time hereafter acquired by any of U.S. Cellular's subsidiaries related in any way to the ownership by U.S.

    Cellular or by any of U.S. Cellular's subsidiaries of wireless telecommunications towers, including, but not limited to, tower structures, land on which towers are located, other real estate associated with such towers, leases for towers or for tower sites, subleases, licenses, co-location arrangements, easements and all other real property and other tangible or intangible assets related thereto.

  10.
  Liens incurred and deposits made in the ordinary course of business to secure surety and appeal bonds, leases, return-on-money bonds and other similar obligations, exclusive of obligations for the payment of borrowed money.

  11.
  Secured Debt secured by any extension, renewals or replacement of any Liens referred to in the foregoing clauses 1 to 10, inclusive, provided that:

  a.
  the principal amount of Secured Debt secured thereby does not exceed the principal amount of such Debt immediately prior to such extension, renewal or replacement, and

  b.
  any Lien created in connection therewith is limited to all or part of the property, plus improvements to such property, which secured the Secured Debt so extended, renewed or replaced.

        The restrictions in the first paragraph under "— Limitation on Secured Debt" do not apply if, immediately after the incurrence of such Secured Debt, giving effect to the application of the proceeds therefrom,

  a.
  the aggregate principal amount of Secured Debt, other than Secured Debt described in clauses 1 to 11, above, plus

  b.
  the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions, other than Sale and Leaseback Transactions the proceeds of which are or will be applied as described in clauses 1 to 6 inclusive, under "Limitation on Sale and Leaseback Transactions" below, would not exceed 20% of Consolidated Assets.

        Limitation on Sale and Leaseback Transactions.    U.S. Cellular will not enter into any Sale and Leaseback Transaction unless immediately after the completion of such Sale and Leaseback Transaction, giving effect to the application of the proceeds therefrom,

  a.
  the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions, other than Sale and Leaseback Transactions described in clauses 1 to 6, inclusive, of the immediately succeeding paragraph, plus

  b.
  the aggregate principal amount of Secured Debt, other than Secured Debt described in clauses 1 to 11, inclusive, under "Limitation on Secured Debt" above,

would not exceed 20% of Consolidated Assets.

        The foregoing restrictions do not apply to, and there will be excluded in computing the aggregate amount of Capitalized Rent for the purpose of such restrictions, the following Sales and Leaseback Transactions:

  1.
  Sale and Leaseback Transactions entered into to finance the payment of all or any part of the purchase price of property acquired or constructed by U.S. Cellular, including any improvements to existing property, or entered into prior to, at the time of or within 270 days after the acquisition or construction of such property, which Sale and Leaseback Transaction is entered into for the purpose of financing all or part of the purchase or construction price thereof. In general, the foregoing exception only applies to the property acquired by U.S.

    Cellular and does not apply to any property transferred by U.S. Cellular to a subsidiary of U.S. Cellular in contemplation of or in connection with such Sale and Leaseback Transaction.

  2.
  Sale and Leaseback Transactions involving property of a Person existing at the time such Person is merged into or consolidated with U.S. Cellular or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to U.S. Cellular.

  3.
  Sale and Leaseback Transactions in which the lessor is a government of governmental entity and which Sale and Leaseback Transaction is entered into to secure partial progress, advance or other payments, or other obligations, pursuant to any contract or statute or to secure any Debt incurred for the purpose of financing all or any part of the cost of constructing or improving the property subject to such Sale and Leaseback Transaction.

  4.
  Sale and Leaseback Transaction involving any property or assets now owned or from time to time hereafter acquired by U.S. Cellular or any of U.S. Cellular's subsidiaries related in any way to the ownership by any of U.S. Cellular's subsidiaries of wireless telecommunications towers, including, but not limited to, tower structures, land on which towers are located, other real estate associated with such towers, leases for towers or for tower sites, subleases, licenses, collocation arrangements, easements and all other real property and other tangible or intangible assets related thereto.

  5.
  Sale and Leaseback Transactions the net proceeds of which are at least equal to the fair value, as determined by the Board of Directors of U.S. Cellular, of the property leased pursuant to such Sale and Leaseback Transaction, so long as within 270 days of the effective date of such Sale and Leaseback Transaction, U.S. Cellular applies, or irrevocably commits to an escrow account, an amount equal to the net proceeds of such Sale and Leaseback Transaction to either:

  a.
  the purchase of other property having a fair value at least equal to the fair value of the property leased in such Sale and Leaseback Transaction and having a similar utility and function, or

  b.
  the retirement or repayment, other than any mandatory retirement or repayment at maturity, of

  i.
  Securities,

  ii.
  other Funded Debt of U.S. Cellular which ranks prior to or on a parity with the Securities, or

  iii.
  indebtedness of any subsidiary of U.S. Cellular maturing by its terms more than one year from its date of issuance, notwithstanding that any portion of such indebtedness is included in current liabilities, or preferred stock of any subsidiary of U.S. Cellular, other than any such indebtedness owed to or preferred stock owned by U.S. Cellular or any subsidiary of U.S. Cellular.

            In lieu of applying an amount equivalent to all or any part of such net proceeds to such retirement or repayment or committing such an amount to an escrow account for such purpose, U.S. Cellular may deliver to the Trustee Outstanding Securities and thereby reduce the amount to be applied pursuant to b of this clause 5 by an amount equivalent to the aggregate principal amount of the Securities so delivered.

  6.
  Sale and Leaseback Transactions involving extensions, renewals or replacements in whole or in part of a lease pursuant to a Sale and Leaseback Transaction referred to in the foregoing clauses 1 to 5, inclusive.

            Any such lease extension, renewal or replacement will be limited to all or any part of the same property leased under the lease so extended, renewed or replaced, plus improvements to such property.

  Certain Definitions.

        "Capital Stock" means and includes any and all shares, interests, participations or other equivalents, however designated, of ownership in a corporation or other Person.

        "Capitalized Rent" means the present value, discounted semi-annually at a discount rate equal to the weighted average rate of interest borne by the Notes then Outstanding, of the total net amount of rent payable for the remaining term of any lease of property by U.S. Cellular, including any period for which such lease has been extended; except that no such rental obligation will be deemed to be Capitalized Rent unless the lease resulted from a Sale and Leaseback Transaction. The total net amount of rent payable under any lease for any period will be the total amount of the rent payable by the lessee with respect to such period but will not include amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates, sewer rates and similar charges.

        "Consolidated Assets" means the gross assets, as defined by generally accepted accounting principles, less accumulated depreciation and amortization, of U.S. Cellular and its Subsidiaries determined on a consolidated basis at the end of U.S. Cellular's then most recently reported fiscal year or quarter, as the case may be, including minority interests of Subsidiaries.

        "Debt" means with respect to a Person all obligations of such Person for borrowed money and all such obligations of any other Person for borrowed money guaranteed by such Person.

        "Funded Debt" means any Debt maturing by its terms more than one year from its date of issuance, notwithstanding that any portion of such Debt is included in current liabilities.

        "Lien" means any mortgage, pledge, security interest, lien, charge or other encumbrance.

        "property" means any directly-held interest of a Person in any kind of property or asset whether real, personal or mixed and whether tangible or intangible, and includes Capital Stock of a subsidiary or other Person.

        "Sale and Leaseback Transaction" means any arrangement with any Person other than a Tax Consolidated Subsidiary providing for the leasing, as lessee, by U.S. Cellular of any property, except for temporary leases for a term, including any renewal thereof, of not more than three years, provided that any such temporary lease may be for a term of up to five years if

    a.
    the Board of Directors of U.S. Cellular reasonably finds such term to be in the best interest of U.S. Cellular and

    b.
    the primary purpose of the transaction of which such lease is a part is not to provide funds to or financing for U.S. Cellular, which property has been or is to be sold or transferred by U.S. Cellular

    i.
    to any subsidiary of U.S. Cellular in contemplation of or in connection with such arrangement or

    ii.
    to such other Person.

        "Secured Debt" means Debt of U.S. Cellular secured by any Lien on property, including Capital Stock or indebtedness of subsidiaries of U.S. Cellular, owned by U.S. Cellular.

        "Subsidiary" means a Person which is consolidated with U.S. Cellular in accordance with generally accepted accounting principles.

        "Tax Consolidated Subsidiary" means a subsidiary of U.S. Cellular with which, at the time a Sale and Leaseback Transaction is entered into by U.S. Cellular, U.S. Cellular would be entitled to file a consolidated federal income tax return.

Ranking

        U.S. Cellular currently has approximately $250 million of senior 7.25% notes outstanding, which we refer to as the 7.25% notes, and has entered into certain credit facilities with certain lenders, each of which have the benefit of covenants limiting secured debt and sale and leaseback transactions similar to, but more restrictive than, the limitations on secured debt and sale and leaseback transactions described above. In the event U.S. Cellular incurs secured debt or enters into a sale and leaseback transaction that is excepted from the covenant protection provided to the holders of the Notes but not the holders of such other indebtedness, the Notes may become effectively subordinated to the claims of the holders of such other indebtedness up to the value of the assets subject to the lien or sale and leaseback transaction. See "Description of Other Indebtedness."

Trading Characteristics

        We expect the Notes to trade at a price that takes into account the value, if any, of accrued and unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the Notes that is not included in their trading price. Any portion of the trading price of a note that is attributable to accrued and unpaid interest will be treated as a payment of interest for U.S. federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Notes. See generally "Material Federal Income Tax Consequences" below.

Book-Entry Only

        The Notes will be issued only in book-entry form through the facilities of The Depository Trust Company (the "Depository") and will be in denominations of $25 and integral multiples thereof. The Notes will be represented by one or more Global Securities and will be registered in the name of a nominee of the Depository. The Depository has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934, as amended. The Depository holds securities that its participants deposit with the Depository. The Depository also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts thereby eliminating the need for physical movement of securities. The Depository's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of which own the Depository. The Depository is also owned by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depository only through participants. The rules applicable to the Depository and its participants are on file with the Securities and Exchange Commission.

        Upon the issuance of the Global Security, the Depository will credit its participants' accounts on its book-entry registration and transfer system with their respective principal amounts of the Notes represented by the Global Security. The underwriters designate which participants' accounts will be credited. The only persons who may own beneficial interests in the Global Security will be the

Depository's participants or persons that hold interests through such participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository or its nominee (with respect to interests of its participants), and on the records of its participants (with respect to interests of persons other than such participants). The laws of some jurisdictions may require that some purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair your ability to transfer your interest in the Notes.

        So long as the Depository or its nominee is the registered owner of the Global Security, the Depository or its nominee will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Notes and the Indenture. Except as provided below or as we may otherwise agree in our sole discretion, owners of beneficial interests in a Global Security will not be entitled to have Notes represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depository and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Indenture.

        Principal and interest payments on Notes registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Notes. None of U.S. Cellular, the Trustee, any paying agent or the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        We expect that the Depository for the Notes or its nominee, upon receipt of any payment of principal or interest, will credit immediately its participants accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for such Notes as shown on the records of the Depository or its nominee. We also expect that payments by such participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" (that is, the name of a securities broker or dealer). These payments will be the responsibility of the participants. The Global Security may not be transferred except as a whole to another nominee of the Depository or to a successor Depository selected or approved by us or to a nominee of that successor Depository. A Global Security is exchangeable for definitive notes in registered form in authorized denominations only if:

  •
  the Depository notifies us that it is unwilling or unable to continue as Depository and a successor Depository is not appointed by us within 90 days;

  •
  the Depository ceases to be a clearing agency registered or in good standing under the Exchange Act, or other applicable statute or regulation and a successor corporation is not appointed by us within 90 days; or

  •
  we, in our sole discretion, determine not to require that all of the notes be represented by a Global Security.

Transfer Agent and Paying Agent

        BNY Midwest Trust Company is the transfer agent and paying agent for the Notes. Payment of principal and interest will be payable, and the Notes, if in definitive form, will be transferable, at the office of the paying agent. We may, however, pay interest by wire transfer or check mailed to registered holders of the Notes. At the maturity of the Notes, the principal, together with accrued interest thereon, will be payable in immediately available funds upon surrender of such Notes at the office of the Trustee. For so long as the Notes are represented by Global Securities, we will make payments of interest to the Depository or its nominees, as the case may be, which will distribute payments to its beneficial holders in accordance with its customary procedures.

DESCRIPTION OF OTHER INDEBTEDNESS

Existing Revolving Credit Facility

        We have a $500 million revolving credit facility with a group of banks that was established in 1997. At June 30, 2002, $485 million of the revolving credit facility was unused. The terms of the revolving credit facility provide for borrowings with interest at the London InterBank Offered Rate, or LIBOR, plus a margin percentage based on our credit rating. At June 30, 2002, the margin percentage was 19.5 basis points, for a rate of 2.03%. Interest and principal are due the last day of the borrowing period, as selected by us, of either seven days or one, two, three or six months. We also pay annual facility and administration fees based on the outstanding amount of the revolving credit facility. The revolving credit facility expires in August 2004.

LYONs

        During 1995, we sold $745 million principal amount at maturity of zero coupon 6% yield to maturity convertible debt due in 2015. This 20-year fixed rate debt, in the form of Liquid Yield Option Notes, or LYONs, is subordinated to all of our senior indebtedness. Each LYON is convertible at the option of the holder at any time at a conversion rate of 9.475 of our Common Shares for each $1,000 principal amount at maturity of LYONs. Upon conversion, we may elect to deliver our Common Shares or cash equal to the market value of the our Common Shares. We may redeem the LYONs for cash at the issue price plus accrued original issue discount through the date of redemption. Holders have the right to exercise their conversion option prior to the redemption date. Since 1995, $434 million principal amount at maturity of LYONs have been redeemed or converted. As of June 30, 2002, $144 million in accreted value ($311 million principal amount at maturity), which is the original issue price plus accrued interest since the issue date, of LYONs was outstanding.

7.25%  Notes

        During 1997, we sold $250 million principal amount of unsecured 7.25% notes due August 15, 2007, which we refer to herein as the 7.25% notes. The 7.25% notes will be redeemable, in whole or in part, at our option at any time on or after August 15, 2004, at a redemption price equal to 100% of the principal amount of the 7.25% notes to be redeemed, plus accrued interest thereon, if any, to the date of redemption. The 7.25% notes were issued under an indenture, dated July 31, 1997, between us and Bank One Corporation, as successor to the First National Bank of Chicago.

9% Series A Notes

        On August 7, 2002, U.S. Cellular issued $175 million of 9% Series A Notes due 2032, which we refer to as the "Series A Notes," to PrimeCo Wireless Communications LLC in a private placement. Interest is payable on a quarterly basis. The Series A Notes are callable by U.S. Cellular after five years at the principal amount plus accrued but unpaid interest. The notes were issued to PrimeCo in order to finance a portion of the purchase price for the acquisition of Chicago 20MHz from PrimeCo. U.S. Cellular entered into a registration rights agreement pursuant to which U.S. Cellular provided PrimeCo and certain transferees of PrimeCo rights to have the Series A Notes registered with the SEC for resale. U.S. Cellular filed a registration statement with the SEC for that purpose on August 29, 2002, which was amended on October 22, 2002. The repurchase of a portion of the Series A Notes is expected to occur promptly after the closing of this offering. The purchase price for the Series A Notes will be the aggregate principal amount of the notes purchased, plus accrued but unpaid interest thereon, less certain costs of U.S. Cellular related to this offering, including the underwriting discount.

New Revolving Credit Facility

        We have entered into a new revolving credit facility in connection with the acquisition of Chicago 20MHz, which is in addition to our existing $500 million revolving credit facility described above. This is a five-year revolving credit facility for up to $325 million in financing, which provides that it was available to be used to finance the purchase of Chicago 20MHz and for other purposes. This facility permits revolving loans on terms and conditions substantially similar to our existing revolving credit facility described above, except for the interest rate and certain additional provisions. The terms of the new revolving credit facility provide for borrowings with interest at LIBOR plus a margin percentage based on our credit rating. Based on our current credit rating, the margin percentage is 55 basis points, for a rate of 2.39% as of June 30, 2002. We will need to comply with certain financial and other covenants under the new revolving credit facility. The financial covenants include limitations on the ratios of funded debt to capitalization; earnings before interest, taxes, depreciation and amortization, or EBITDA; and funded debt to EBITDA.

Intercompany Loan

        On August 7, 2002, U.S. Cellular entered into a loan agreement with TDS under which it borrowed $105 million, which was used to finance a portion of the purchase price payable to PrimeCo. The loan bears interest at an annual rate of 8.1%, payable quarterly, and becomes due in August 2008, with prepayments optional. The loan is subordinated to the new revolving credit facility.

Monetization Contracts

        In May 2002, we entered into long-term contracts with multiple parties relating to our ownership of 10,245,370 Vodafone Group plc American Depository Receipts, or ADRs. The contracts, which have a term of five years, are known as variable prepaid forwards and "collar" or limit the company's exposure to movements in the price of the ADRs. The contracts payable bear interest (payable quarterly) at LIBOR plus 0.5%. Initial proceeds from these transactions were approximately $160 million in cash. At the expiration of the contracts, we may settle the contracts by delivering Vodafone ADRs or an equivalent amount of cash. The principal amount of the contract is accounted for as debt.

Ranking of Notes

        The existing credit facility, the new credit facility and the 7.25% notes have the benefit of covenants relating to secured debt and sale and leaseback transactions similar to, but more restrictive than, the limitations on secured debt and sale and leaseback transactions described above for the Notes. In the event that we incur secured debt or enter into a sale and leaseback transaction that is excepted from the covenant protection provided to the holders of the Notes but not the holders of such other indebtedness, including any new or additional indebtedness having the benefit of the more restrictive covenants relating to secured debt and sale and leaseback transactions, the Notes may become effectively subordinated to the claims of the holders of such other indebtedness up to the value of the assets subject to the lien or sale and leaseback transaction.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the Notes. It deals only with original purchasers that acquire and hold the Notes as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, real estate investment trusts, regulated investment companies, tax exempt entities, financial institutions, life insurance companies, persons holding the Notes as a part of a hedging or conversion transaction or a straddle, or investors whose "functional currency" is not the United States dollar. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and Treasury Regulations, changes to any of which subsequent to the date of this Prospectus Supplement may affect the tax consequences described herein, possibly with retroactive effect. Persons considering the purchase of Notes should consult their own tax advisors concerning the federal income tax consequences of holding the Notes in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        As used herein, the term "U.S. Holder" means a beneficial owner of a Note who or which is, for United States federal income tax purposes

  •
  a citizen or resident of the United States,
  •
  a corporation or partnership created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), or
  •
  an estate or trust treated as a United States person under section 7701(a)(30) of the Code.

        The term "Non-U.S. Holder" means any beneficial owner of a Note that is not a U.S. Holder.

        If a partnership holds a Note, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding a Note should consult their tax advisors.

U.S. Holders

  Interest

        Interest on a Note will be taxed to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes.

  Disposition of a Note

        A U.S. Holder who disposes of a Note by sale, exchange for other property, or payment by us, will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other disposition (not including any amount attributable to accrued but unpaid interest) and the U.S. Holder's adjusted tax basis in the Note. Any amount attributable to accrued but unpaid interest will be treated as a payment of interest and taxed in the manner described above under "—Interest." In general, the U.S. Holder's adjusted tax basis in a Note will be equal to the initial purchase price of the Note paid by the U.S. Holder.

        Gain or loss realized on the sale, exchange or retirement of a Note generally will be capital gain or loss, and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Note has been held for more than one year. For individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Non-U.S. Holders

        Subject to the discussion below concerning backup withholding, payments of principal of, and interest on, a Note by us or any paying agent to a Non-U.S. Holder generally will not be subject to the withholding of federal income tax, provided that, in the case of interest,

  •
  the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote,
  •
  the Non-U.S. Holder is not, for federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through stock ownership,
  •
  the Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code, and
  •
  the certification requirements under section 871(h) or section 881(c) of the Code and Treasury Regulations thereunder, summarized below, are met.

        A Non-U.S. Holder generally will not be subject to federal income tax on gain realized on the sale, exchange or other disposition of a Note unless

  •
  such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain conditions are met, or
  •
  such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States.

        Sections 871(h) and 881(c) of the Code and Treasury Regulations thereunder require that, in order to obtain the exemption from withholding described above,

  •
  the beneficial owner of the Note must certify, under penalties of perjury, to us or the paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide its name and address, and United States taxpayer identification number, if any,
  •
  a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the Note on behalf of the beneficial owner must certify, under penalties of perjury, to us or the paying agent, as the case may be, that it or another such financial institution between it and the beneficial owner has received such certification from the beneficial owner and must furnish us or the paying agent, as the case may be, with a copy thereof, or
  •
  the Non-U.S. Holder must provide such certification to a "qualified intermediary" or a "withholding foreign partnership" and certain other conditions must be met.

        A Non-U.S. Holder may give the certification described above on IRS Form W-8BEN, which generally is effective for the remainder of the year of signature plus three full calendar years, unless a change in circumstances makes any information on the form incorrect. Special rules apply to Non-U.S. Holders that are foreign partnerships. In general, a Non-U.S. Holder that is a foreign partnership will be required to provide a properly executed IRS Form W-8IMY and attach thereto an appropriate certification by each partner.

        If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest on a Note, or gain realized on the sale, exchange or other disposition of a Note, is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding of federal income tax, will generally be subject to regular federal income tax on such interest or gain in the same manner as if he or she were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide us or the paying agent, as the case may be, with a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or such lower rate as may be provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding and Information Reporting

        Information reporting requirements apply to interest and principal payments made to, and to the proceeds of sales before maturity by, certain noncorporate U.S. Holders. In addition, backup withholding applies to a noncorporate U.S. Holder if

  •
  the U.S. Holder fails to furnish his or her taxpayer identification number, which, for an individual, would be his or her Social Security Number, to the payor in the manner required,
  •
  the U.S. Holder furnishes an incorrect taxpayer identification number and the payor is so notified by the Internal Revenue Service,
  •
  the payor is notified by the Internal Revenue Service that the U.S. Holder has failed properly to report payments of interest and dividends, or
  •
  in certain circumstances, the U.S. Holder fails to certify, under penalties of perjury, that he or she has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure properly to report interest and dividend payments.

        The current rate of backup withholding is 30% of the amount paid, which is scheduled to be reduced in increments to 28% in 2006. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations, within the meaning of section 7701(a) of the Code, and tax-exempt organizations.

        Information reporting will generally apply to payments of interest and the amount of tax, if any, withheld with respect to such payments to Non-U.S. Holders of the Notes. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        In general, backup withholding will not apply to

  •
  payments to a Non-U.S. Holder of principal of, or interest on, a Note, or
  •
  payments to a Non-U.S. Holder on the sale, exchange or other disposition of a Note, in each case if the Non-U.S. Holder establishes an exemption from the withholding of federal income tax.

        In addition, unless the payor has actual knowledge that the payee is a U.S. Holder, backup withholding will not apply to

  •
  payments of principal of, or interest on, a Note made outside the United States to certain offshore accounts, or
  •
  payments on the sale, exchange, redemption, retirement or other disposition of a Note effected outside the United States.

        However, information reporting (but not backup withholding) may apply to payments made by a payor outside the United States, and payments on the sale, exchange, redemption, retirement or other disposition of a Note effected outside the United States, if payment is made by a payor that is, for federal income tax purposes,

  •
  a United States person,
  •
  a controlled foreign corporation,
  •
  a United States branch of a foreign bank or foreign insurance company,
  •
  a foreign partnership controlled by United States persons or engaged in a United States trade or business, or
  •
  a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period,

unless such payor has in its records documentary evidence that the beneficial owner is not a U.S. Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder's or Non-U.S. Holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

        THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and UBS Warburg LLC are acting as representatives of the underwriters named below.

        Subject to the terms and conditions in the underwriting agreement dated the date of this Prospectus Supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the aggregate principal amount of Notes set forth opposite the underwriter's name.

Underwriters	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$25,175,000
Morgan Stanley & Co. Incorporated	25,175,000
UBS Warburg LLC	25,175,000
Wachovia Securities, Inc.	25,175,000
ABN AMRO Incorporated	550,000
A.G. Edwards & Sons, Inc.	550,000
Bear, Stearns & Co. Inc.	550,000
CIBC World Markets Corp.	550,000
Credit Suisse First Boston Corporation	550,000
Dain Rauscher Incorporation	550,000
Deutsche Banc Alex. Brown Inc.	550,000
H&R BLOCK Financial Advisors, Inc.	550,000
HSBC Securities (USA) Inc.	550,000
J.P. Morgan Securities Inc.	550,000
Legg Mason Wood Walker, Incorporated	550,000
Quick & Reilly, Inc.	550,000
TD Waterhouse Investor Services, Inc.	550,000
U.S. Bancorp Piper Jaffray Inc.	550,000
Wells Fargo Van Kasper LLC	550,000
Advest, Inc.	275,000
Robert W. Baird & Co. Incorporated.	275,000
Banc of America Securities LLC	275,000
Banc One Capital Markets, Inc.	275,000
BB&T Capital Markets, Inc.	275,000
William Blair & Co.	275,000
Davenport & Company LLC	275,000
D.A. Davidson & Co.	275,000
Fahnestock & Co. Inc.	275,000
Fifth Third Securities, Inc.	275,000
J.J.B. Hilliard, W.L. Lyons, Inc.	275,000
Janney Montgomery Scott LLC	275,000
C.L. King & Associates, Inc.	275,000
McDonald Investments Inc., A KeyCorp Company	275,000
McGinn, Smith & Co., Inc.	275,000
Mesirow Financial, Inc.	275,000
Morgan Keegan & Company, Inc.	275,000
Pershing/ a Division of Donaldson, Lufkin & Jenrette	275,000
Ryan, Beck & Co. LLC	275,000
Southwest Securities, Inc.	275,000
Stifel, Nicolaus & Company Incorporated	275,000
SunTrust Capital Markets, Inc.	275,000

Total	$115,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

        The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and some of the Notes to dealers at the public offering price less a concession not to exceed $0.50 per $25 note. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.45 per $25 note on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions.

        The amount of the underwriting discounts and commissions (expressed as a percentage of the principal amount of the Notes) to be paid by us to the underwriters in connection with this offering is 3.15%. The sellers of our 9% Series A Notes due 2032 will reimburse us for all of these underwriting discounts and commissions. See "Description of Other Indebtedness—9% Series A Notes."

        Prior to this offering, there has been no public market for the Notes. We intend to list the Notes on the New York Stock Exchange, and we expect trading in the Notes on the New York Stock Exchange to begin within 30 days after the original issue date. In order to meet one of the requirements for listing the Notes, the underwriters will undertake to sell the Notes to a minimum of 400 beneficial holders.

        The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. Neither we nor the underwriters can assure you that the trading market for the Notes will be liquid.

        We have granted the underwriters an option, exercisable until November 30, 2002, to purchase up to an additional $17,250,000 aggregate principal amount of Notes at the public offering price set forth on the cover page of this Prospectus Supplement. To the extent the option is exercised, each underwriter will become obligated to purchase approximately the same percentage of the additional Notes as the underwriter purchased in the original offering. If the underwriters' option is exercised in full, the total price to the public would be $132,250,000, the total underwriting discounts and commissions would be $4,165,875 and total proceeds, before deducting expenses, to us would be $128,084,125.

        In connection with this offering, the representatives on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchase of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

        The representatives also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses for this offering will be approximately $500,000. We expect that approximately $300,000 of such costs will be reimbursed to the Company by the holders of the Company's Series A Notes in connection with the purchase thereof by the Company.

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, certain underwriters or their affiliates may provide credit to us as lenders.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

        It is expected that delivery of the Notes will be made on or about the date specified on the cover page of this Prospectus Supplement, which will be the fifth business day following the date of this Prospectus Supplement. Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade Notes on the date of this Prospectus Supplement or the next succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of Notes who wish to trade Notes on the date of this Prospectus Supplement or the next succeeding business day should consult their own advisors.

LEGAL MATTERS

        The validity of the Notes offered hereby will be passed upon for U.S. Cellular by Sidley Austin Brown & Wood, Chicago, Illinois, and certain legal matters will be passed upon for the Underwriters by Mayer, Brown, Rowe & Maw, Chicago, Illinois. U.S. Cellular is controlled by Telephone and Data Systems, Inc., which we refer to as "TDS". The following persons are members of Sidley Austin Brown & Wood: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS, the chairman of the board and member of the board of directors of TDS and a director of U.S. Cellular; William S. DeCarlo, the Assistant General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the Assistant General Counsel and/or an Assistant Secretary of U.S. Cellular and certain subsidiaries of TDS. Mayer, Brown, Rowe & Maw from time to time acts as counsel in certain matters for U.S. Cellular. Debora de Hoyos, wife of Walter C.D. Carlson, is a partner of Mayer, Brown, Rowe & Maw.

United States Cellular Corporation

DEBT SECURITIES

        We may use this Prospectus from time to time to offer, on a delayed or continuous basis, debt securities consisting of debentures, notes, bonds and/or other evidences of indebtedness. The aggregate initial offering price of all securities will not exceed U.S. $500,000,000 or its equivalent in any other currency or units based on or relating to foreign currencies. We may offer debt securities in one or more series in amounts, at prices and on terms to be determined at the time of sale. At the time of offering, we will prepare a supplement to this Prospectus which will set forth the following information about offered securities: the specific designation, aggregate principal amount, currency denomination, maturity, interest rate — which may be fixed or variable, time of payment of interest, if any, any terms for redemption at our option or the holder's option, any terms for sinking fund payments, whether such securities are exchangeable into other securities, the initial public offering price and any other terms of the securities and the offering. This Prospectus may not be used without a Prospectus Supplement.

        Securities issued under the Indenture described in this Prospectus are expected to be unsecured and to rank pari passu with all of our other unsecured and unsubordinated indebtedness.

        The debt securities are expected to be issued only in registered form. All or a portion of the debt securities of any series may be issued to a depository as a global security and may be exchangeable for physical securities only under limited conditions.

        We may sell securities to or through underwriters or dealers, and also may sell securities to other purchasers directly or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the debt securities offered hereby, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents.

        The relevant Prospectus Supplement will contain information, if applicable, as to whether the debt securities offered will be listed for trading on the American Stock Exchange or on any other securities exchange or other market.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 31, 2002

FORWARD LOOKING STATEMENTS

        This Prospectus and the documents incorporated by reference herein contain statements that are not based on historical fact, including statements with the words "believes," "anticipates," "intends," "expects," and similar words. These statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

  •
  Increases in the level of competition in the markets in which we operate could adversely affect our revenues or increase our costs to compete.

  •
  Advances or changes in telecommunications technology could render certain technologies used by us obsolete.

  •
  Changes in the telecommunications regulatory environment could adversely affect our financial condition or results of operations.

  •
  Changes in the supply or demand of the market for wireless licenses, increased competition, adverse developments in our business or the wireless industry and/or other factors could result in an impairment of the value of our investment in licenses and/or goodwill, which may require us to write down the value of such assets.

  •
  Settlements, judgments, restraints on our current manner of doing business and/or costs resulting from pending and future litigation could have an adverse effect on our financial condition, results of operations or ability to do business.

  •
  Costs, integration problems or other factors associated with acquisitions/divestitures of properties and or licenses could have an adverse effect on our financial condition or results of operations.

  •
  Changes in growth in the number of wireless customers, average revenue per unit, penetration rates, churn rates, roaming rates and the mix of products and services offered in wireless markets could have an adverse effect on our operations.

i

  •
  Continued depressed market values, continued declines thereof or other events evidencing an impairment in the value of our investments in available-for-sale marketable equity securities that are other than temporary may require us to write down the value of such securities and recognize a loss on our income statement.

  •
  Changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to us, which could require us to reduce our construction, development and acquisition programs.

  •
  Changes in general economic and business conditions, both nationally and in the regions in which we operate, could have an adverse effect on our business.

        Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by U.S. Cellular with the Securities and Exchange Commission and incorporated by reference herein. We undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Such materials also may be accessed electronically by means of the SEC's web site at http://www.sec.gov. Our Common Shares are listed for trading on the American Stock Exchange under the symbol "USM". Our 6% zero coupon convertible Liquid Yield Option Notes, or LYONs, are also listed on the American Stock Exchange under the symbol "USM.B." You may also inspect our public documents at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

        We filed a Registration Statement related to the offering described in this Prospectus. As allowed by SEC rules, this Prospectus does not contain all of the information which you can find in the Registration Statement. You are referred to the Registration Statement and the Exhibits thereto for further information. This document is qualified in its entirety by such other information.

        The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus.

        Our previous independent public accountant, Arthur Andersen LLP, has not consented to the incorporation by reference of its reports on our financial statements in this Prospectus. In addition, Arthur Andersen has not performed any procedures in connection with this Prospectus or the registration statement of which this Prospectus is a part. See "Experts."

        This Prospectus incorporates by reference the documents set forth below that have been filed previously with the SEC. These documents contain important information about our business and finances.

  1.
  U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2001, as amended.

  2.
  U.S. Cellular's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2002, as amended, and June 30, 2002.

  3.
  U.S. Cellular's Current Report on Form 8-K dated May 23, 2002.

ii

  4.
  U.S. Cellular's Current Report on Form 8-K dated June 12, 2002.

  5.
  U.S. Cellular's Current Report on Form 8-K dated July 16, 2002.

  6.
  U.S. Cellular's Current Report on Form 8-K dated October 16, 2002.

  7.
  U.S. Cellular's Current Report on Form 8-K dated October 31, 2002.

        U.S. Cellular incorporates by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration statement that contains this Prospectus and prior to the time that all of the securities offered by this Prospectus are sold.

        You may obtain copies of such documents which are incorporated by reference in this Prospectus (other than exhibits thereto which are not specifically incorporated by reference herein), without charge, upon written or oral request to External Reporting, United States Cellular Corporation, 8410 West Bryn Mawr Avenue, Suite 700, Chicago, Illinois 60631, (773) 399-8900. In order to ensure delivery of documents, any request therefor should be made not later than five business days prior to making an investment decision.

        You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Prospectus. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date of such Prospectus, and neither the mailing of this Prospectus to shareholders nor the issuance of any securities hereunder shall create any implication to the contrary. This Prospectus does not constitute an offer to buy or sell securities in any jurisdiction where it is unlawful to do so.

iii

SUMMARY

        This summary highlights selected information from this document and does not contain all of the information that is important to you. You should carefully read this entire document and the documents incorporated by reference in this document. See "Where You Can Find More Information."

U.S. Cellular

        U.S. Cellular provides wireless telephone service to more than 3,500,000 customers through wireless systems serving 148 majority-owned areas licensed by the Federal Communications Commission. U.S. Cellular's business development strategy is to operate controlling interest in cellular and personal communication service market licensees in areas adjacent to or in proximity to its other markets, thereby building clusters of operating markets. The address of U.S. Cellular is 8410 West Bryn Mawr Avenue, Suite 700, Chicago, Illinois 60631; and its telephone number is (773) 399-8900.

The Securities We May Offer

        We may offer from time to time, on a delayed or continuous basis, up to $500,000,000 in debt securities consisting of debentures, notes, bonds and/or other evidences of indebtedness. This Prospectus describes the general terms of the debt securities that we may offer under the terms of the Indenture which has been filed as an exhibit to the registration statement of which this Prospectus is a part.

Rank of Securities

        Securities issued under the Indenture described in this Prospectus are expected to be unsecured and to rank pari passu with all other unsecured and unsubordinated indebtedness of U.S. Cellular.

Designation and Specific Terms of Series of Securities

        The accompanying Prospectus Supplement sets forth the following information about offered securities: the specific designation, aggregate principal amount, currency denomination, maturity, interest rate — which may be fixed or variable, time of payment of interest, if any, any terms for redemption at our or the holder's option, any terms for sinking fund payments, whether such securities are exchangeable into other securities, the initial public offering price and any other terms of the securities and the offering.

THE COMPANY

        U.S. Cellular provides wireless telephone service to more than 3,500,000 customers through wireless systems serving 148 majority-owned areas licensed by the Federal Communications Commission. U.S. Cellular's business development strategy is to operate controlling interest in cellular and personal communication service market licensees in areas adjacent to or in proximity to its other markets, thereby building clusters of operating markets. The Company was incorporated in Delaware in 1983 and is a majority owned subsidiary of Telephone and Data Systems, Inc. The address of U.S. Cellular is 8410 West Bryn Mawr Avenue, Suite 700, Chicago, Illinois 60631; and its telephone number is (773) 399-8900.

        For current selected financial information, cash dividends paid and other information about U.S. Cellular, see the U.S. Cellular Annual Report on Form 10-K, as amended, for the year ended December 31, 2001, which is incorporated by reference herein, and which includes certain portions of the U.S. Cellular Annual Report to Shareholders. See also our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed subsequently to such Annual Report. See "Where You Can Find More Information" above.

USE OF PROCEEDS

        Unless otherwise indicated in the Prospectus Supplement, the net proceeds to be received by U.S. Cellular from the sale of debt securities offered by this Prospectus will be used by us principally in connection with our acquisition, construction and development programs, including reduction of short-term debt incurred in connection therewith, and may also be used for working capital, to reduce existing long-term debt, to provide additional investments in our subsidiaries, and for other corporate purposes. Until the proceeds are used for these purposes, we may deposit them in interest-bearing accounts or invest them in short-term investment securities.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our historical ratios of earnings to fixed charges for each of the years ended December 31, 2001 through 1997 and for the six months ended June 30, 2002 and June 30, 2001.

Six Months Ended June 30,		Year Ended December 31,
2002	2001	2001	2000	1999	1998	1997
(1)	7.17	7.24	8.25	11.74	8.77	5.84

(1)
Earnings for the six months ended June 30, 2002 were insufficient to cover fixed charges by $79.8 million. In the first six months of 2002, we recognized a pre-tax loss on our investments in marketable equity securities of $244.7 million as a result of management's determination that unrealized losses with respect to the investments were other than temporary. Excluding this amount, the ratio of earnings to fixed charges for the six months ended June 30, 2002 would have been 7.37.

        For purposes of calculating this ratio, earnings consist of net income from continuing operations before income taxes, fixed charges, distributions from minority investments and amortization of capitalized interest, less equity in undistributed earnings of unconsolidated investments, minority interest in pretax income of subsidiaries that have not incurred fixed charges, capitalized interest and preferred dividend requirements. Fixed charges consist of interest expense, amortization of deferred debt expenses, estimated interest portion of rentals and preferred dividends of majority-owned subsidiaries.

        Certain amounts reported in prior periods have been reclassified to conform to current period presentation. These reclassifications had no impact on previously reported net income. Statement of Financial Accounting Standards No. 145, which we refer to as "SFAS No. 145," "Rescission of SFAS No. 4, 44, and 64 and Technical Corrections" was issued in April 2002 and is effective for fiscal years beginning after May 15, 2002 with early application encouraged. The Company has elected to adopt SFAS No. 145 in the second quarter of 2002 and, as a result, will no longer report the retirement of LYONs as an extraordinary item. Prior year after-tax losses on LYONs debt retirements of $5.2 million for the six months ended June 30, 2001, $7.0 million for the year ended December 31, 2001 and $36.9 million for the year ended December 31, 2000 previously recorded as extraordinary items, have been reclassified as Other income (expense), net in the Company's statement of operations to conform with SFAS No. 145. The ratios for the years of 2000, 2001 and the six months ended June 30, 2001 have been restated to reflect the adoption of SFAS No. 145.

DESCRIPTION OF DEBT SECURITIES

        We expect to issue the debt securities under an Indenture to be entered into between U.S. Cellular and BNY Midwest Trust Company, as Trustee, the form of which has been filed as an exhibit to the registration statement of which this Prospectus is a part. The following is a summary of the material terms of the Indenture relating to unsubordinated debt securities.

        The statements contained in this Prospectus relating to the Indenture and the debt securities we may issue are summaries and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture (including those terms made a part of the Indenture by reference to the Trust Indenture Act of 1939) and the other instruments defining the rights of holders of specific debt securities to be filed with the SEC at the time that such debt securities are issued. You should read the Indenture and such other documents for information that may be important to you before you buy any debt securities.

General

        The debt securities that we may issue under the Indenture will be our direct obligations and may include debentures, notes, bonds and/or other evidences of indebtedness.

        The Indenture does not limit the aggregate principal amount of securities, secured or unsecured, which we may issue under the Indenture or otherwise.

        We may issue debt securities under the Indenture from time to time in one or more series or tranches thereof, as authorized by a resolution of our board of directors and as set forth in a company order or one or more supplemental indentures creating such series.

        Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits us to increase the principal amount of any series of securities previously issued and to issue such increased principal amount.

        The securities may be denominated and payable in foreign currencies or units based on or relating to foreign currencies.

        We will describe any special United States federal income tax considerations applicable to the securities in the Prospectus Supplement relating to those securities.

        Debt securities issued under the Indenture are expected to be unsecured obligations of U.S. Cellular and to rank pari passu with all other unsecured debt of U.S. Cellular, except debt that by its terms is subordinated to the unsecured debt of U.S. Cellular.

        However, because U.S. Cellular is a holding company, the right of U.S. Cellular, and hence the right of the creditors of U.S. Cellular (including the holders of securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of U.S. Cellular as a creditor of such subsidiary may be recognized.

        There is no restriction in the Indenture against U.S. Cellular or its subsidiaries incurring secured or unsecured indebtedness or issuing secured or unsecured securities.

        The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended.

Designation of Terms of Securities

        We will execute a company order and/or a supplemental indenture relating to a particular series of debt securities if and when we issue any debt securities.

        We will describe the particular terms of each series of debt securities in a Prospectus Supplement relating to that series.

        We can issue these securities in one or more series with the same or various maturities, at par, at a premium, or at a discount.

        We will set forth in a Prospectus Supplement relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

  •
  the title and designation of such debt securities and series;

  •
  any limitations on the aggregate principal amount of the debt securities of any series;

  •
  the stated maturity or maturities of such series;

  •
  the date or dates from which interest will accrue, the interest payment dates on which such interest will be payable or the manner of determination of such interest payment dates and the record date for the determination of holders to whom interest is payable on any such interest payment date;

  •
  the interest rate or rates, which may be fixed or variable, or method of calculation of such rate or rates, for such series;

  •
  the terms, if any, regarding the redemption, purchase or repayment of such series;

  •
  whether or not the debt securities of such series will be issued in whole or in part in the form of a global security and, if so, the depositary for such global security and the related procedures with respect to transfer and exchange of such global security;

  •
  the form of the debt securities of such series;

  •
  the maximum annual interest rate, if any, of the debt securities permitted for such series;

  •
  whether the debt securities of such series shall be subject to periodic offering;

  •
  the currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any) and interest on the debt securities of such series will be payable, if other than dollars;

  •
  any other information necessary to complete the debt securities of such series;

  •
  the establishment of any office or agency at which the principal of and interest, if any, on debt securities of that series will be payable;

  •
  if other than denominations of $1,000 or any integral multiple thereof, the denominations in which the debt securities of the series will be issuable;

  •
  the obligations or instruments, if any, which may be eligible for use in defeasance of any debt securities in respect of the debt securities of a series denominated in a currency other than dollars or in a composite currency;

  •
  whether or not the debt securities of such series will be issued as original issue discount securities and the terms thereof, including the portion of the principal amount thereof which will be payable upon declaration of acceleration of the maturity;

  •
  whether the principal of and premium, if any, or interest, if any, on such debt securities is payable, at the election of U.S. Cellular or the holder thereof, in coin or currency, including composite currencies, other than that in which the debt securities are stated to be payable;

  •
  whether the amount of payment of principal of and premium, if any, or interest, if any, on such debt securities may be determined with reference to an index, formula or other method, or based on a coin or currency other than that in which the debt securities are stated to be payable;

  •
  any addition to, or modification or deletion of, any covenants or terms to the Indenture, including events of default with respect to the debt securities of the series;

  •
  the terms and conditions, if any, pursuant to which the debt securities of the series are secured;

  •
  whether the debt securities of the series will be exchangeable into other securities and, if so, the terms and conditions upon which such securities will be exchangeable; and

  •
  any other terms of such series not inconsistent with the Indenture.

        We may issue debt securities at a discount below their stated principal amount and provide for less than the entire principal amount of the debt securities to be payable upon declaration of acceleration of maturity. In that event, we will describe any material federal income tax considerations and other material considerations in the applicable Prospectus Supplement.

Form, Exchange, Registration and Transfer

        Debt securities in definitive form will be issued as registered securities without coupons in denominations of $1,000 unless otherwise specified in the accompanying Prospectus Supplement and will be authenticated by the Trustee.

        You may present debt securities for registration of transfer, with the form of transfer endorsed thereon duly executed, or exchange, at the office of the security registrar, without service charge and upon payment of any taxes and other governmental charges.

        Such transfer or exchange will be effected upon U.S. Cellular or the security registrar being satisfied with the documents of title and identity of the person making the request.

        It is expected that the security register will be maintained by the Trustee at its offices in New York, New York.

        We may change the securities registrar and the place for registration of transfer and exchange of the debt securities and may designate one or more additional places for such registration and exchange.

        We will not be required to:

  •
  issue, register the transfer of or exchange any debt security during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of less than all the outstanding debt securities and ending at the close of business on the day of such mailing, or

  •
  register the transfer of or exchange any debt securities or portions thereof called for redemption in whole or in part.

Payment and Paying Agents

        You will receive payment of principal of and premium, if any, on any debt security only against surrender by you to the paying agent of such debt security.

        Principal of and any premium and interest on any debt security will be payable at the office of such paying agent or paying agents as we may designate from time to time, except that at our option, we may pay any interest by check mailed to the address of the person entitled thereto as such address will appear in the security register with respect to such debt security.

        It is expected that the Trustee will act as paying agent with respect to debt securities. We may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts.

        All moneys paid by us to a paying agent for the payment of the principal of and premium, if any, or interest, if any, on any debt securities that remain unclaimed at the end of two years after such principal, premium, if any, or interest will have become due and payable, subject to applicable law, will be repaid to us and the holder of such debt security will thereafter look only to us for payment thereof.

Book-Entry Debt Securities

        Except under the circumstances described below, the debt securities may be issued in whole or in part in the form of one or more global debt securities that will be deposited with, or on behalf of, a depository as we may designate and registered in the name of a nominee of such depository.

        It is expected that Depository Trust Company will be the designated depository. Information about the designated depository will be set forth in the Prospectus Supplement.

        Book-entry debt securities represented by a global security will not be exchangeable for certificated notes and, except as set forth below or in the Prospectus Supplement, will not otherwise be issuable as certificated notes. Except as set forth below or in the Prospectus Supplement, owners of beneficial interests in a global security will not be entitled to have any of the individual book-entry debt securities represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of any such book-entry security and will not be considered the owners thereof under the Indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto.

        So long as the depository, or its nominee, is the registered owner of a global security, such depository or such nominee, as the case may be, will be considered the sole owner of the individual book-entry debt securities represented by such global security for all purposes under the Indenture.

        None of U.S. Cellular, the Trustee nor any agent for payment on or registration of transfer or exchange of any global security will have any responsibility or liability for any aspect of the depository's records relating to or payments made on account of beneficial interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        Payments of principal of and premium, if any, and any interest on individual book-entry debt securities represented by a global security will be made to the depository or its nominee, as the case may be, as the owner of such global security.

        If the designated depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed, we will issue individual certificated notes in exchange for the global note representing the corresponding book-entry debt securities.

        In addition, we may at any time and in our sole discretion determine not to have any debt securities represented by the global security and, in such event, will issue individual certificated notes in exchange for the global security representing the corresponding book-entry debt securities. In any such instance, an owner of a book-entry security represented by a global security will be entitled to physical delivery of individual certificated notes equal in principal amount to such book-entry security and to have such certificated notes registered in his or her name.

Modification of the Indenture

        With the Consent of Securityholders.    The Indenture contains provisions permitting U.S. Cellular and the Trustee, with the consent of the holders of not less than a majority in principal amount of outstanding debt securities of each series that are affected by the modification, to modify the Indenture or any supplemental indenture affecting that series or the rights of the holders of that series of debt securities. However, no such modification, without the consent of the holder of each outstanding security affected thereby, may:

  •
  extend the fixed maturity of any debt securities of any series;

  •
  reduce the principal amount of any debt securities of any series;

  •
  reduce the rate or extend the time of payment of interest on any debt securities of any series;

  •
  reduce any premium payable upon the redemption of any debt securities of any series;

  •
  reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the maturity of any debt securities of any series;

  •
  reduce the percentage of holders of aggregate principal amount of debt securities which are required to consent to any such supplemental indenture; or

  •
  reduce the percentage of holders of aggregate principal amount of debt securities which are required to waive any default and its consequences.

        Without the Consent of Securityholders.    In addition, U.S. Cellular and the Trustee may execute, without the consent of any holder of debt securities, any supplemental indenture for certain other usual purposes, including:

  •
  to evidence the succession of another person to U.S. Cellular or a successor to U.S. Cellular, and the assumption by any such successor of the covenants of U.S. Cellular contained in the Indenture or otherwise established with respect to the debt securities;

  •
  to add to the covenants of U.S. Cellular further covenants, restrictions, conditions or provisions for the protection of the holders of the debt securities of all or any series, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or an Event of Default with respect to such series permitting the enforcement of all or any of the several remedies provided in the Indenture;

  •
  to cure any ambiguity or to correct or supplement any provision contained in the Indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the Indenture or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under the Indenture as are not inconsistent with the provisions of the Indenture and will not adversely affect the rights of the holders of the Securities of any series which are outstanding in any material respect;

  •
  to change or eliminate any of the provisions of the Indenture or to add any new provision to the Indenture, except that such change, elimination or addition will become effective only as to debt securities issued pursuant to or subsequent to such supplemental indenture unless such change, elimination or addition does not adversely affect the rights of any securityholder of outstanding debt securities in any material respect;

  •
  to establish the form or terms of debt securities of any series as permitted by the Indenture;

  •
  to add any additional Events of Default with respect to all or any series of outstanding securities;

  •
  to add guarantees with respect to debt securities or to release a guarantor from guarantees in accordance with the terms of the applicable series of debt securities;

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  to secure a series of debt securities by conveying, assigning, pledging or mortgaging property or assets to the Trustee as collateral security for such series of debt securities;

  •
  to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

  •
  to provide for the authentication and delivery of bearer securities and coupons representing interest, if any, on such securities, and for the procedures for the registration, exchange and replacement of such securities, and for the giving of notice to, and the solicitation of the vote or consent of, the holders of such securities, and for any other matters incidental thereto;

  •
  to evidence and provide for the acceptance of appointment by a separate or successor Trustee with respect to the debt securities and to add to or change any of the provisions of the Indenture as may be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;

  •
  to change any place or places where

  •
  the principal of and premium, if any, and interest, if any, on all or any series of debt securities will be payable,

  •
  all or any series of debt securities may be surrendered for registration of transfer,

  •
  all or any series of debt securities may be surrendered for exchange, and

  •
  notices and demands to or upon U.S. Cellular in respect of all or any series of debt securities and the Indenture may be served, which must be located in New York, New York or be the principal office of U.S. Cellular;

  •
  to provide for the payment by U.S. Cellular of additional amounts in respect of certain taxes imposed on certain holders and for the treatment of such additional amounts as interest and for all matters incidental thereto;

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  to provide for the issuance of debt securities denominated in a currency other than dollars or in a composite currency and for all matters incidental thereto; or

  •
  to comply with any requirements of the SEC or the Trust Indenture Act of 1939, as amended.

Covenants

        Except as may be set forth in a Prospectus Supplement relating to a series of debt securities, the Indenture does not include any covenants restricting or providing any additional rights to holders of debt securities in the event of a merger or similar transaction involving U.S. Cellular or the granting of security interests or a sale and leaseback transaction by U.S. Cellular.

Events of Default

        The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Event of Default" with respect to each series of debt securities:

  •
  failure for 30 days to pay interest on debt securities of that series when due and payable; or

  •
  failure for three business days to pay principal or premium, if any, on debt securities of that series when due and payable whether at maturity, upon redemption, pursuant to any sinking fund obligation, by declaration or otherwise; or

  •
  failure by U.S. Cellular to observe or perform any other covenant (other than those specifically relating to another series) contained in the Indenture for 90 days after written notice to U.S. Cellular from the Trustee or the holders of at least 33% in principal amount of the outstanding debt securities of that series; or

  •
  certain events involving bankruptcy, insolvency or reorganization of U.S. Cellular; or

  •
  any other event of default provided for in a series of debt securities.

        Except as may otherwise be set forth in a Prospectus Supplement, the Trustee or the holders of not less than 33% in aggregate outstanding principal amount of any particular series of debt securities may declare the principal due and payable immediately upon an Event of Default with respect to such series. Holders of a majority in aggregate outstanding principal amount of such series may annul any such declaration and waive the default with respect to such series if the default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Trustee.

        The holders of a majority in aggregate outstanding principal amount of any series of debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for that series.

        Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default will occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the debt securities, unless such holders will have offered to the Trustee indemnity satisfactory to it.

        The holders of a majority in aggregate outstanding principal amount of any series of debt securities affected thereby may, on behalf of the holders of all debt securities of such series, waive any past default, except as discussed in the following paragraph.

        The holders of a majority in aggregate outstanding principal amount of any series of debt securities affected thereby may not waive a default in the payment of principal, premium, if any, or interest when due otherwise than by

  •
  acceleration, unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Trustee, or

  •
  a call for redemption or any series of debt securities.

        We are required to file annually with the Trustee a certificate as to whether or not we are in compliance with all the conditions and covenants under the Indenture.

Consolidation, Merger and Sale

        The Indenture does not contain any covenant that restricts our ability to merge or consolidate with or into any other corporation, sell or convey all or substantially all of our assets to any person, firm or corporation or otherwise engage in restructuring transactions.

        The successor corporation must assume due and punctual payment of principal or premium, if any, and interest on the debt securities.

Defeasance

        Debt securities of any series may be defeased in accordance with their terms and, unless the supplemental indenture or company order establishing the terms of such series otherwise provides, as set forth below.

        We at any time may terminate as to a series our obligations with respect to the debt securities of that series under any restrictive covenant which may be applicable to that particular series, commonly known as "covenant defeasance." All of our other obligations would continue to be applicable to such series.

        We at any time may also terminate as to a series substantially all of our obligations with respect to the debt securities of such series and the Indenture, commonly known as "legal defeasance." However, in legal defeasance, certain of our obligations would not be terminated, including our obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a security, to replace destroyed, lost or stolen debt securities and to maintain agencies in respect of the debt securities.

        We may exercise our legal defeasance option notwithstanding our prior exercise of any covenant defeasance option.

        If we exercise a defeasance option, the particular series will not be accelerated because of an event that, prior to such defeasance, would have constituted an Event of Default.

        To exercise either of our defeasance options as to a series, we must irrevocably deposit in trust with the Trustee or any paying agent money, certain eligible obligations as specified in the Indenture, or a combination thereof, in an amount sufficient to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the debt securities of such series that are outstanding.

        Such defeasance or discharge may occur only if, among other things, we have delivered to the Trustee an opinion of counsel stating that:

  •
  the holders of such debt securities will not recognize gain, loss or income for federal income tax purposes as a result of the satisfaction and discharge of the Indenture with respect to such series, and

  •
  that such holders will realize gain, loss or income on such debt securities, including payments of interest thereon, in the same amounts and in the same manner and at the same time as would have been the case if such satisfaction and discharge had not occurred.

        The amount of money and eligible obligations on deposit with the Trustee may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from such Event of Default if:

  •
  we exercise our option to effect a covenant defeasance with respect to the debt securities of any series, and

  •
  the debt securities of that series are thereafter declared due and payable because of the occurrence of any Event of Default.

        In such event, we would remain liable for such payments.

Governing Law

        The Indenture and the debt securities issued thereunder will be governed by the laws of the State of Illinois.

Concerning the Trustee

        BNY Midwest Trust Company, the trustee under the Indenture, is an affiliate of The Bank of New York, which is one of a number of banks with which U.S. Cellular and its subsidiaries maintain ordinary banking relationships including, in certain cases, credit facilities. In connection therewith, we utilize or may utilize some of the banking and other services offered by The Bank of New York or its affiliates, including BNY Midwest Trust Company, in the normal course of business, including securities custody services.

        BNY Midwest Trust Company is Trustee with respect to the 9% Series A Notes due 2032 of U.S. Cellular, that were issued under the Indenture.

        BNY Midwest Trust Company is also Trustee with respect to the Liquid Yield Option™ Notes ("LYONS") of U.S. Cellular. These notes were issued pursuant to an Indenture dated as of June 1, 1995, as supplemented, between U.S. Cellular and BNY Midwest Trust Company, successor to Harris Trust and Savings Bank, as trustee, relating to the LYONS. None of the debt securities to be issued pursuant to this Prospectus will be issued under that prior indenture.

Indebtedness under Other Indenture

        We also have outstanding approximately $250 million of 7 1/4% Notes due August 15, 2007. These notes were issued under an indenture, dated July 31, 1997, between U.S. Cellular and Bank One Corporation, as successor to The First National Bank of Chicago. None of the debt securities to be issued pursuant to this Prospectus will be issued pursuant to this prior indenture.

        For information about our prior indentures and the debt securities issued thereunder, see documents filed by U.S. Cellular under the Securities Exchange Act of 1934. See "Where You Can Find More Information."

PLAN OF DISTRIBUTION

        We may sell debt securities being offered hereby:

  •
  directly to purchasers,

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  through agents,

  •
  through underwriters, or

  •
  through dealers.

        The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Directly to Purchasers

        Offers to purchase debt securities may be solicited directly by U.S. Cellular and sales thereof may be made by U.S. Cellular directly to institutional investors or others. The terms of any such sales will be described in the Prospectus Supplement relating thereto. Any purchasers of such securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those securities.

Agents

        Offers to purchase debt securities may be solicited by agents designated by U.S. Cellular from time to time. Any such agent involved in the offer or sale of the debt securities in respect of which this Prospectus is delivered will be named, and any commissions payable by U.S. Cellular to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

Underwriters

        If underwriters are utilized in the sale, U.S. Cellular will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto, which will be used by the underwriters to make resales of the debt securities in respect of which this Prospectus is delivered to the public. Any underwriters will acquire debt securities for their own account and may resell such debt securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. Debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by the managing underwriters. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the debt securities offered thereby. If any underwriters are utilized in the sale of the debt securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of debt securities will be obligated to purchase all such debt securities, if any are purchased.

Dealers

        If a dealer is utilized in the sale of the debt securities in respect of which this Prospectus is delivered, U.S. Cellular will sell such debt securities to the dealer, as principal. The dealer may then resell such debt securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating to those offers and sales. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold.

Delayed Delivery Contracts

        If so indicated in the Prospectus Supplement, U.S. Cellular will authorize agents and underwriters to solicit offers by certain institutions to purchase debt securities from U.S. Cellular at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the Prospectus Supplement.

        Each delayed delivery contract will be for an amount not less than, and unless U.S. Cellular otherwise agrees the aggregate principal amount of debt securities sold pursuant to delayed delivery contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of U.S. Cellular.

        Delayed delivery contracts will not be subject to any conditions except that the purchase by an institution of the debt securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

        A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of debt securities pursuant to delayed delivery contracts accepted by U.S. Cellular.

Remarketing

        Securities may also be offered and sold, if so indicated in the related Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment in connection with their terms, or otherwise, by one or more "remarketing firms," acting as principals for their own accounts or as agents for us and/or any selling shareholders. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the related Prospectus Supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed by them.

General Information

        Each series of debt securities will be a new issue and may have no established trading market. Unless otherwise specified in a related Prospectus Supplement, we will not be obligated to take any action to list any series of debt securities on an exchange or to otherwise facilitate a trading market for such securities. We cannot assure you that there will be any liquidity in the trading market for any of the securities. Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, us, our subsidiaries and/or any selling shareholders in the ordinary course of their businesses. The place, time of delivery and other terms of the sale of the offered securities will be described in the applicable Prospectus Supplement. In order to comply with the securities laws of some states, if applicable, the securities offered hereby will be sold in those jurisdictions only through registered or licensed brokers or dealers.

        In addition, in some states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with. Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

        Agents, underwriters and dealers may be entitled under agreements entered into with U.S. Cellular to indemnification by U.S. Cellular against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make in respect thereof. In addition, directors, officers and controlling persons of U.S. Cellular are entitled under the U.S. Cellular charter and bylaws and Delaware law to indemnification for civil liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the debt securities offered hereby will be passed upon for U.S. Cellular by Sidley Austin Brown & Wood, Chicago, Illinois. U.S. Cellular is controlled by Telephone and Data Systems, Inc. ("TDS"). The following persons are members of this firm: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS, the chairman of the board and member of the board of directors of TDS and a director of the Company; William S. DeCarlo, the Assistant General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the Assistant General Counsel and/or an Assistant Secretary of the Company and certain subsidiaries of TDS.

EXPERTS

        The audited consolidated financial statements and schedule of U.S. Cellular incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein.

        On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the federal government's investigation of Enron Corp. On June 15, 2002, a jury returned with a guilty verdict against Arthur Andersen following a trial. As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent public accountant. On May 23, 2002, we dismissed Arthur Andersen as our independent auditors, and engaged new independent auditors for 2002. However, we are incorporating in this Prospectus financial statements for 1999, 2000 and 2001 that were audited by Arthur Andersen. Purchasers of any debt securities offered under this Prospectus may be unable to obtain recoveries from Arthur Andersen with respect to its audits of U.S. Cellular's financial statements as a result of its conviction in the Enron matter. In addition, Arthur Andersen has not performed any procedures in connection with this Prospectus or the registration statement of which this Prospectus is a part and has not consented to the incorporation by reference of its reports in this Prospectus, and therefore, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein. See "Change in Accountants."

CHANGE IN ACCOUNTANTS

        As reported in our 8-K dated May 23, 2002, which is incorporated by reference herein, on May 23, 2002, U.S. Cellular dismissed Arthur Andersen as U.S. Cellular's independent auditors, and engaged PricewaterhouseCoopers LLP, which we refer to as "PWC", to serve as its new independent auditors for 2002. This action was taken by the U.S. Cellular Board of Directors based on the recommendation of U.S. Cellular's audit committee, and approved by TDS, the parent company of U.S. Cellular, pursuant to the terms of an Intercompany Agreement between TDS and U.S. Cellular.

        Arthur Andersen's reports on our consolidated financial statements for each of the years ended December 31, 2001 and December 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

        During the years ended December 31, 2001 and 2000 and the interim period between December 31, 2001 and May 23, 2002, there were no disagreements between U.S. Cellular and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused Arthur Andersen to make reference to the subject matter of the disagreement in connection with their report for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

        During our two most recent fiscal years and through May 23, 2002, we did not consult PWC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events listed in items 304(a)(2)(i) and (ii) of Regulation S-K.

$115,000,000
UNITED STATES CELLULAR CORPORATION

8.75% Senior Notes due 2032

P R O S P E C T U S        S U P P L E M E N T
October 31, 2002

Joint Book-Running Managers

Merrill Lynch & Co.

Morgan Stanley

UBS Warburg

Wachovia Securities

QuickLinks

TABLE OF CONTENTS
ALTERNATIVE SETTLEMENT DATE
FORWARD LOOKING STATEMENTS
SUMMARY
Recent Financial Results
The Offering
Selected Historical Financial Data
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF THE NOTES
DESCRIPTION OF OTHER INDEBTEDNESS
MATERIAL FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
FORWARD LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
THE COMPANY
USE OF PROCEEDS
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
CHANGE IN ACCOUNTANTS